The FelCor Journey

Annual Report 03

To Our Shareholders

LAST YEAR, FELCOR LODGING TRUST EMBARKED
ON A JOURNEY. A JOURNEY THAT BEGAN IN
A CHALLENGING ECONOMIC ENVIRONMENT. A JOURNEY
TOWARD A GOAL THAT STILL LIES AHEAD.
THE JOURNEY HAS BEEN FILLED WITH WINDING
ROADS AND NEW PEAKS WHICH GIVE US A
CLOSER GLIMPSE OF THE TERRAIN THAT LIES BEFORE US.

WE STILL HAVE MILES TO CLIMB BEFORE WE REACH
THE SUMMIT. BUT, FOLLOWING THREE YEARS
OF UNPRECEDENTED DECLINES FOR THE LODGING
INDUSTRY, WITH A CLEAR FOCUS ON OUR
OBJECTIVES, THE SUMMIT IS NOW IN SIGHT.
OUR ROADMAP IS GUIDING US IN THE
RIGHT DIRECTION. THE ECONOMIC RECOVERY
SHOULD HELP THE CLIMB.

WITH PLENTY OF PROVISIONS AT HAND, WE CONTINUE
TO TAKE SIGNIFICANT STEPS TOWARD REACHING
THE SUMMIT OF REPOSITIONING OUR PORTFOLIO AND
REBUILDING LONG-TERM SHAREHOLDER
VALUE THROUGH EARNINGS GROWTH, IMPROVING
OUR RETURN ON INVESTED CAPITAL,
AND REDUCING OUR FINANCIAL LEVERAGE.

WE INVITE YOU TO COMPLETE THIS JOURNEY WITH US.
OUR DIRECTION IS CLEAR AND WE PLAN
TO REMAIN DISCIPLINED TO COMPLETE OUR
REPOSITIONING AND BUILD SHAREHOLDER VALUE.



Dear Fellow Shareholders

Following a tough three years for the lodging industry and FelCor Lodging Trust, I'm pleased to report that there is positive revenue per available room (RevPAR) in the air. Business is improving and we are now optimistic about the outlook for 2004. At the end of 2003, the signs indicated that we were entering a new cycle of positive RevPAR growth. The signs remain positive. From December 2003 through February 2004, we have had three consecutive months of improving RevPAR.

One highlight of 2003 was that we exceeded our expectations in selling non-strategic assets. We knew that it was going to be a challenging operating environment in 2003, and it was. In spite of that, according to Smith Travel Research, our core hotels as a group had a RevPAR penetration (a measure of their RevPAR performance compared to their primary competitors) of 118.3 percent during the year. In addition, we improved our financial flexibility by completing a $150 million secured debt financing, which enabled us to pay off our line of credit and carry excess cash. We also obtained a commitment of up to $200 million through a secured debt facility to cover the $175 million of our senior notes that mature in October 2004. We finished the year with $246 million of cash in the bank, without having yet drawn on the $200 million facility.

Our primary objectives for 2004 are to continue to sell non-strategic hotels and reduce our leverage. We continue to improve the competitive positioning of our hotels. In addition, we will evaluate acquisition opportunities that meet our refined investment strategy.

Last year, we completed a comprehensive review of our investment strategy and hotel portfolio, and decided to sell under-performing hotels in secondary and tertiary markets, or in markets where we had too much exposure. During 2003, we disposed of 16 non-strategic hotels and two parking garages, realizing proceeds of approximately $125 million. During 2003, we also identified 18 additional hotels to sell over the next two years and had a total of 35 non-strategic hotels at year-end 2003. We are focused on completing the disposition of the 35 identified non-strategic hotels over the next two years. We expect non-strategic hotel sales to generate approximately $125 million in proceeds during 2004. We have made a good start in that direction, having closed on the sale of four hotels from January through March 2004, receiving gross proceeds of $30 million.

On the financial front, we are committed to de-leveraging the Company. The financial initiatives we implemented in 2003 keep us on course to maintain FelCor's financial flexibility. We expect to reduce our financial leverage in 2004, through both debt reduction (including the retirement of the senior notes that mature in October) and growth in earnings.

On March 11, 2004, we made our first acquisition since mid-2002. We acquired the 132-room Holiday Inn® in Santa Monica, Calif., that is across the street from the Santa Monica Pier. The hotel is an example of the type of great real estate that FelCor will be acquiring in the future. We plan to focus our acquisition efforts on higher quality upper upscale hotels in markets with significant barriers to entry. We anticipate that this will lead to an increase

THE FINANCIAL

WE IMPLEMENTED IN 2003

TO MAINTAIN FELCOR'S

in the number of our upper upscale properties, including group and resort destination properties, and greater diversification of our portfolio by geographic location, brand and customer base.

Key ingredients to achieving our objectives are having a strong management team and dedicated, self-motivated employees who work hard and also enjoy what they do. Our culture embraces our passion and enthusiasm for what we do, which translates into a performance-oriented company.

The outlook for 2004 and beyond is encouraging. Supply growth is currently expected to remain below average historical levels through 2006. Demand growth, which started in July of 2003, is expected to continue to improve. Occupancy rates are rising. The industry is regaining control over room rates and rate pressure is easing. The economy is rebounding. We look forward to improving results, permitting FelCor to return to paying common dividends. We have taken the initial steps toward a full recovery and we invite you to share the journey with us.



All the best,

Tom

Tom Corcoran
President and
Chief Executive Officer



Journal Entry #1:

The Journey Begins

In 2003, the hotel industry's economic outlook was filled with twists, turns and mountains to climb. The anticipated lodging recovery never quite took off. Our revenues declined, primarily related to an overall decline in lodging demand. This was attributed to, among other things, the sluggish economy, the impact of the war in Iraq, and national terror alerts.

In the midst of this rough terrain, we began our journey with a well-defined roadmap and a steady course toward our 2003 objectives. Our path was clear: continue to reposition our portfolio through the sale of non-strategic assets; maintain our financial flexibility; and improve the competitive positioning of our hotels.

Journal Entry #2:

PROGRESS IS BEING MADE

During 2003, we completed a comprehensive review of our investment strategy and hotel portfolio and identified smaller, underperforming hotels, generally in secondary and tertiary markets, that we wished to sell. As part of our disposition strategy, our intent was to reduce our concentration in markets such as Dallas and the state of Texas, as well as hotels in other high supply growth markets.

We started the review process in 2000, prior to the economic downturn, and at that time identified 26 non-strategic hotels to sell. In 2002, we continued the review process, identifying an additional 27 non-strategic hotels. Finally, we completed the review in 2003 and identified an additional 18 hotels as non-strategic. The decision to sell 11 of the additional hotels identified in 2003, which are managed by InterContinental Hotels Group (IHG), was facilitated by an amendment to the IHG management agreement, which allowed us greater flexibility to sell underperforming hotels without penalty.

During 2003, we disposed of 16 non-strategic hotels and two parking garages, resulting in approximately $125 million in total proceeds. In the first quarter of 2004, we closed on an additional four hotel sales, receiving proceeds of $30 million.

Our asset sale program has been, and continues to be, a success. There is an active market for selling hotels today and capital flows are strong.

We have continued to provide the necessary capital spending for our hotels. In 2003, we spent $64 million, or five percent of revenues, on capital expenditures.



"Our asset sale program has been, and continues to be, a success."

In March of last year, we re-branded an independent hotel in Dallas to a Staybridge Suites®. The result has been an impressive 31 percent increase in RevPAR since its conversion, compared to the prior year.

During 2003, we also completed the renovation of our Doubletree® hotel in Charlotte, N.C., and of our Hilton® hotel in Myrtle Beach, S.C.

Our joint venture with Hilton Hotels to develop a 251-unit residential condominium known as "Margate", located in Myrtle Beach, S.C., is progressing as planned. We expect the project to be completed and sold in the third quarter of 2004, with an estimated gain of $8 million.

Journal Entry #3:

The Financial Front

We have made progress toward our objective of maintaining FelCor's financial flexibility. At December 31, 2003, we had cash and cash equivalents of $246 million. Early in 2003, when we decided to carry excess cash for liquidity, we issued $150 million of non-recourse secured debt. FelCor also has access to approximately $174 million under a secured debt facility put in place during 2003.

With the financial initiatives implemented in 2003, we have minimal near-term maturity risk. Following the payment of the $175 million in senior notes coming due in October of 2004, our next major non-extendable debt maturity will be October 2007, when an additional $125 million of our senior notes comes due. During 2004, with an anticipated improvement in operating results and debt reduction, we would reduce our financial leverage.



Journal Entry #4:

EXAMINING THE TERRAIN

We have maintained strong relationships with our brand managers: Hilton Hotels, InterContinental Hotels Group, and Starwood Hotels & Resorts. These relationships are important to our efforts to improve the competitive positioning of our hotels.

Both our Embassy Suites Hotels® and Doubletree brands increased market share in 2003 and we continue to be pleased with their performance. The market penetration for our Embassy Suites Hotels was up two percent in 2003, to 137 percent, and our Doubletree hotels were up one percent, to 123 percent, for the year.

Our Sheraton® hotels continued to show improvement throughout the year. They finished strong, with positive RevPAR and increased market penetration in the fourth quarter of 2003, as a result of Starwood's focus on improving the quality and image of the Sheraton brand.

InterContinental Hotels Group continues to make changes to drive returns and improve the overall operational performance of its business. In April 2003, it split from Six Continents PLC into two separately listed companies. During the year, they also took action to realign their organization, make the business more efficient, and ensure the right people were in the right roles. Under the strong leadership of Steve Porter, President of the Americas, their brands have new strategies and are focused on increased performance.

In 2003, our brand managers rolled out '*best rate guarantees.*' Through renewed efforts by Starwood, Hilton Hotels, and InterContinental Hotels over the past year, the brands remain focused on recapturing more of their share of Internet bookings by driving more traffic to their respective Web sites. In addition, they have made strides to ensure price uniformity and price integrity across all Web sites.

On the horizon, as demand strengthens, the brands will reduce the supply of rooms provided to non-brand sites. We anticipate that room supply will continue to be shifted to the brands' Web sites to better ensure brand integrity, pricing and image.

These efforts should contribute to improving revenues and margins from direct Internet bookings and help us reach the summit.

Journal Entry #5:
Providing an Even Closer Look


Hilton

Brand Manager


EMBASSY SUITES
HOTELS

56


DOUBLETREE
HOTELS·SUITES·RESORTS·CLUBS

10


Hilton

2


INTERCONTINENTAL.
HOTELS GROUP

Brand Manager


Holiday Inn
HOTELS · RESORTS

52


CROWNE PLAZA
HOTELS · RESORTS

15


STAYBRIDGE
SUITES

1


STARWOOD
HOTELS & RESORTS WORLDWIDE, INC.

Brand Manager


Sheraton
HOTELS & RESORTS

10


WESTIN
HOTELS & RESORTS

1



[illegible] #6:

2004 Lodging Recovery

An economic recovery is well underway, and we think the worst is over for the lodging industry. We have climbed many mountains and left several important stakes in the ground. We are well positioned for the industry's recovery.

FelCor has reported three consecutive months (December 2003, January and February 2004) of RevPAR growth. Demand is recovering and we are seeing increasing corporate business in a number of our markets.

We are optimistic that the positive trends will continue and that pricing power will return. Forecasted new hotel supply growth for 2004 and 2005 remains low.

As we continue on this journey, we're prepared for the twists and turns. We have a plan for the future, and the gear and provisions to aid us in reaching the summit.



Journal Entry #7:

FelCor's Roadmap for 2004

In 2004, we are focused on selling our non-strategic hotels and reducing our financial leverage. The first phase of repositioning our portfolio is to sell non-strategic hotels. At December 31, 2003, we had 35 non-strategic hotels, and we expect sales proceeds to be approximately $250 million over the next two years. For 2004, we are targeting $125 million in sales proceeds.

We plan to be disciplined in executing our investment strategy. Future acquisitions will fit within a well-defined set of investment parameters. We are focused on upper upscale hotels with an emphasis on urban markets and resort destinations in low-supply growth markets with high barriers to entry. Although our portfolio will become more concentrated in the upper upscale segment, we expect greater diversification by geographic market, brand, and customer base.

We are starting to acquire hotels selectively and replace earnings lost through asset sales. On March 11, we acquired the Santa Monica Holiday Inn, a 132-room hotel located on Ocean Drive and across the street from the Santa Monica Pier.

During our journey, we will continue to provide the necessary capital for our hotels to improve their competitive positioning. To enhance our position in a lodging recovery, we expect 2004 capital expenditures to be between $75 and $100 million, or about six to eight percent of revenues.





Journal Entry #8:

Looking Ahead

With our roadmap firmly in hand, the outlook is more favorable and the path less rocky than it was a year ago. We are well on our way and have taken the essential steps toward reaching the summit.

We believe 2004 will be a transitional year, but will bring us closer to our long-term objectives. Along the way, we expect to see improving occupancy and rates, leading to increasing revenues and earnings growth.

At this stage in our journey, we are well positioned as the lodging cycle moves into a growth phase. Our provisions, which include a well-maintained, high quality portfolio, a disciplined investment strategy, strong liquidity, and a plan to reduce our financial leverage, should provide solid long-term growth prospects and a direct path toward the summit.

FelCor Lodging Trust Portfolio



163 HOTELS • 33 STATES & CANADA • 4 TIME ZONES

(EXCLUDES HOTELS SOLD IN FIRST QUARTER 2004)

Alabama

BIRMINGHAM
- Embassy Suites

MONTGOMERY
- Holiday Inn - East I-85

Arizona

PHOENIX
- Embassy Suites - Phoenix Biltmore
- Embassy Suites - Tempe
- Fairfield Inn - Scottsdale/Downtown
- Sheraton Crescent Hotel

California

DANA POINT
- Doubletree Guest Suites - Doheny Beach

IRVINE
- Crowne Plaza - Orange County Airport (Newport Beach)

LOS ANGELES
- Embassy Suites - Anaheim (Located near Disneyland® Park)
- Embassy Suites - Los Angeles - Covina/I-10
- Embassy Suites - El Segundo - International Airport - South

MILPITAS
- Embassy Suites - Milpitas -Silicon Valley
- Crowne Plaza - San Jose North (Milpitas / Silicon Valley)

NAPA
- Embassy Suites

OXNARD
- Embassy Suites - Oxnard-Mandalay Beach Resort & Conference Center

PALM DESERT
- Embassy Suites - Palm Desert Resort

PLEASANTON
- Crowne Plaza (San Ramon Area)

SAN DIEGO
- Holiday Inn - On the Bay

SAN FRANCISCO
- Crowne Plaza - Union Square
- Embassy Suites - Burlingame Airport
- Embassy Suites - South San Francisco Airport
- Holiday Inn - Fisherman's Wharf
- Holiday Inn Select - Downtown Hotel & Spa

SAN RAFAEL
- Embassy Suites - Marin County/ Conference Center

SANTA BARBARA
- Holiday Inn - Goleta

SANTA MONICA

Holiday Inn - Beach at the Pier*

Colorado

AVON

Beaver Creek Lodge

DENVER

Doubletree - Aurora

Connecticut

HARTFORD

Crowne Plaza - Downtown

STAMFORD

Holiday Inn Select

Delaware

WILMINGTON

Doubletree

Florida

BOCA RATON

Embassy Suites

COCOA BEACH

Holiday Inn - Oceanfront

DEERFIELD BEACH

Embassy Suites - Deerfield Beach Resort/ Boca Raton

FT. LAUDERDALE

Embassy Suites - 17th Street

Sheraton Suites - Cypress Creek

JACKSONVILLE

Embassy Suites - Baymeadows

MIAMI

Crowne Plaza - International Airport (LeJeune Center)

Embassy Suites - International Airport

ORLANDO

Doubletree Guest Suites - Walt Disney World* Resort

Embassy Suites - International Drive South/ Convention Center

Embassy Suites - North

Holiday Inn - Nikki Bird (Maingate - Walt Disney World* Area)

Holiday Inn - International Drive Resort

Holiday Inn Select - International Airport

TAMPA

Doubletree Guest Suites - Tampa Bay

Holiday Inn - Busch Gardens

Georgia

ATLANTA

Courtyard by Marriott - Downtown

Crowne Plaza - Airport

Crowne Plaza - Powers Ferry

Embassy Suites - Airport

Embassy Suites - Buckhead

Embassy Suites - Perimeter Center

Fairfield Inn - Downtown

Holiday Inn - Airport-North

Holiday Inn - South (I-75 & US 41)

Holiday Inn Select - Perimeter/Dunwoody

Sheraton - Gateway - Atlanta-Airport

Sheraton Suites - Galleria

BRUNSWICK

Embassy Suites

COLUMBUS

Holiday Inn - Columbus - North (I-185 at Peachtree Mall)

Illinois

CHICAGO

Crowne Plaza - The Allerton

Embassy Suites - Lombard/ Oak Brook

Embassy Suites - Northshore/ Deerfield (Northbrook)

Sheraton Gateway Suites - Chicago O'Hare Airport

MOLINE

Holiday Inn - Airport

Holiday Inn Express - Airport Area

Indiana

INDIANAPOLIS

Embassy Suites - North

Iowa

DAVENPORT

Holiday Inn

Kansas

HAYS

Hampton Inn

Holiday Inn

KANSAS CITY

Embassy Suites - Overland Park

SALINA

Holiday Inn

Holiday Inn Express - Hotel & Suites - I-70

Kentucky

LEXINGTON

Hilton Suites - Lexington Green

Sheraton Suites

Louisiana

BATON ROUGE

Embassy Suites

NEW ORLEANS

Embassy Suites

Holiday Inn - Chateau LeMoyne (in French Quarter/ Historic Area)

Holiday Inn - French Quarter

Maryland

BALTIMORE

Embassy Suites - BWI Airport

Massachusetts

BOSTON

Embassy Suites - Marlborough

Holiday Inn Select - Government Center

Michigan

TROY

Embassy Suites - North (Auburn Hills)

Minnesota

BLOOMINGTON

Embassy Suites

MINNEAPOLIS

Embassy Suites - Airport

Embassy Suites - Downtown

ST. PAUL

Embassy Suites - Downtown

Mississippi

JACKSON

Holiday Inn Hotel & Suites - North

OLIVE BRANCH

Whispering Woods Hotel & Conference Center

Missouri

KANSAS CITY

Embassy Suites - Plaza

Holiday Inn - NE I-435 North (at Worlds of Fun®)

ST. LOUIS

Embassy Suites - Downtown

Holiday Inn - Westport

Nebraska

OMAHA

Crowne Plaza - Old Mill

Doubletree Guest Suites - Central

Hampton Inn - Central

Holiday Inn - Central (I-80)

Holiday Inn Express Hotel & Suites - Southwest

Homewood Suites

New Jersey

PARSIPPANY

Embassy Suites

PISCATAWAY

Embassy Suites - Somerset

SECAUCUS

Crowne Plaza Suites - Meadowlands

Embassy Suites - Meadowlands

New Mexico

ALBUQUERQUE

Holiday Inn - Mountainview (at I-40 & I-25)

North Carolina

CHARLOTTE

Doubletree Guest Suites - SouthPark

Embassy Suites

RALEIGH

Doubletree Guest Suites

Embassy Suites - Crabtree

Ohio

CLEVELAND

Embassy Suites - Downtown

Oklahoma

TULSA

Embassy Suites - I-44

Pennsylvania

PHILADELPHIA

Crowne Plaza - Center City

Holiday Inn - Historic District

Sheraton - Society Hill

PITTSBURGH

Holiday Inn Select - at University Center (Oakland)

South Carolina

CHARLESTON

Holiday Inn - Mills House (Historic Downtown)

MYRTLE BEACH

Embassy Suites - at Kingston Plantation

Hilton - Myrtle Beach Resort

Tennessee

KNOXVILLE

Holiday Inn - Central at Papermill Road

NASHVILLE

Embassy Suites - Airport / Opryland Area

Holiday Inn Select - Opryland / Airport (Briley Parkway)

Texas

AMARILLO

Holiday Inn - I-40

AUSTIN

Doubletree Guest Suites

Embassy Suites - North

Holiday Inn - Town Lake (Downtown Area)

BEAUMONT

Holiday Inn - I-10 (Midtown)

CORPUS CHRISTI

Embassy Suites

DALLAS

Crowne Plaza - Market Center

Crowne Plaza - North Dallas - Addison (Near the Galleria)

Crowne Plaza Suites

Doubletree - at Campbell Centre

Embassy Suites - DFW International Airport South

Embassy Suites - Love Field

Embassy Suites - Market Center

Embassy Suites -
Park Central Area
Fairfield Inn - Regal Row
Hampton Inn - West End / Convention Center
Harvey Hotel - DFW International Airport North
Harvey Suites - DFW International Airport North
Sheraton - Park Central
Staybridge Suites - Dallas Park Central
Westin - Park Central

HOUSTON
Courtyard by Marriott - Near the Galleria
Fairfield Inn - I-10 East
Fairfield Inn - Near the Galleria
Hampton Inn - I-10 East
Holiday Inn - Intercontinental Airport
Holiday Inn Hotel & Suites - Medical Center
Holiday Inn Select - Greenway Plaza Area
Holiday Inn Select - I-10 West & Hwy. 6 (Park 10 Area)

MIDLAND
Holiday Inn - Country Villa

ODESSA
Holiday Inn Express Hotel & Suites
Holiday Inn Hotel & Suites - Centre

SAN ANTONIO
Embassy Suites - International Airport
Embassy Suites - N.W. I-10
Holiday Inn - Downtown (Market Square)
Holiday Inn Select - International Airport

WACO
Holiday Inn - I-35

UTAH

SALT LAKE CITY
Holiday Inn - Airport

VERMONT

BURLINGTON
Sheraton Burlington Hotel & Conference Center

VIRGINIA

VIENNA
Sheraton Premiere at Tysons Corner

* *Acquired in first quarter 2004*

INTERNATIONAL:

CANADA

TORONTO
Holiday Inn - Yorkdale
Holiday Inn Select - Airport

FELCOR LODGING TRUST

RESERVATIONS:

COURTYARD BY MARRIOTT:	*1-800-321-2211*
CROWNE PLAZA:	*1-800-2-CROWNE*
DOUBLETREE GUEST SUITES & HOTELS:	*1-800-222-TREE*
EMBASSY SUITES HOTELS:	*1-800-EMBASSY*
FAIRFIELD INN:	*1-800-228-2800*
HAMPTON INN:	*1-800 HAMPTON*
HARVEY HOTELS:	*1-800-HARVEYS*
HILTON & HILTON SUITES:	*1-800-HILTONS*
HOLIDAY INN:	*1-800-HOLIDAY*
SHERATON:	*1-800-325-3535*
STAYBRIDGE SUITES:	*1-800-621-0555*
WESTIN:	*1-800-WESTIN*

THANK YOU, SHAREHOLDERS!

We're continuing the special rate offer to our shareholders at all FelCor-owned hotels. It's one way to show our appreciation for your loyalty to FelCor. The program is effective from March 1, 2004 to April 30, 2005. For more details, go to www.felcor.com/shareholder and experience what makes our hotels great. Or visit our Web site at: www.felcor.com.

Corporate and Shareholder Information

CORPORATE HEADQUARTERS
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300, Irving, Texas 75062-3933
Phone 972.444.4900 Fax 972.444.4949
Web site: www.felcor.com
E-mail: information@felcor.com

FORM 10-K
A copy of FelCor's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any shareholder of the Company upon request to:
Investor Relations
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300, Irving, Texas 75062-3933
Phone 972.444.4900

A copy of FelCor's Annual Report on Form 10-K is also available on the Company's Web site, www.felcor.com

SHAREHOLDERS OF RECORD
FelCor Lodging Trust had approximately 400 common shareholders of record as of March 11, 2004.

REGISTRAR AND TRANSFER AGENT
SunTrust Bank
Atlanta, Georgia

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP,
Dallas, Texas

NEW YORK STOCK EXCHANGE SYMBOLS


FCH
Listed
NYSE

Common: FCH
Preferred A: FCHpfA
Preferred B: FCHpfB

COMMON STOCK PRICE

Quarter	2003 High	2003 Low	2002 High	2002 Low
First	$11.87	$5.80	$22.00	$16.20
Second	$8.93	$6.43	$21.73	$17.25
Third	$11.71	$7.65	$18.74	$12.46
Fourth	$11.85	$10.00	$13.15	$10.12

SERIES A PREFERRED STOCK PRICE

Quarter	2003 High	2003 Low	2002 High	2002 Low
First	$21.48	$14.35	$22.40	$20.00
Second	$20.29	$16.01	$22.70	$21.95
Third	$22.95	$19.75	$24.00	$19.60
Fourth	$24.50	$22.05	$21.50	$19.00

SERIES B PREFERRED STOCK PRICE

Quarter	2003 High	2003 Low	2002 High	2002 Low
First	$24.51	$16.15	$24.85	$22.75
Second	$22.75	$17.55	$25.70	$24.00
Third	$24.84	$21.51	$25.04	$22.44
Fourth	$25.70	$23.25	$24.60	$19.75

For each of the last two years, FelCor declared a quarterly dividend of $0.4875 per share on its $1.95 Series A Cumulative Convertible Preferred Stock and $0.5625 per depositary share on its 9% Series B Cumulative Redeemable Preferred Stock.

FelCor declared a common stock dividend of $0.15 per share for each of the four quarters in 2002 and did not declare a common stock dividend in 2003.

FelCor is the nation's second largest lodging real estate investment trust and the largest owner of upscale, all-suite hotels. At December 31, 2003, FelCor's consolidated portfolio was comprised of 161 hotels, located in 33 states and Canada. FelCor owns 71 upscale, all-suite hotels, and is the largest owner of Embassy Suites Hotels and Doubletree Guest Suites® hotels. FelCor's portfolio also includes 75 hotels in the upscale and full service segments. At December 31, 2003, we had an aggregate of 62,154,264 shares of FelCor common stock, and units of FelCor LP limited partnership interest outstanding. The CEO/CFO certifications required by Section 302 and 906 of the Sarbanes-Oxley Act are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003. Additional information can be found on the Company's Web site at: www.felcor.com.

DONALD J. McNAMARA
Chairman of the Board
[illegible]
The Homestead Group

THOMAS J. CORCORAN, JR.
President and
Chief Executive Officer
FelCor Lodging Trust Incorporated

MELINDA J. BUSH, C.H.A.
Chairman and
Chief Executive Officer
HRW Holdings, LLC

RICHARD S. ELLWOOD
President
R.S. Ellwood and Co. Incorporated

RICHARD O. JACOBSON
Chairman of the Board
Jacobson Warehouse
Company Inc.

CHARLES A. LEDSINGER, JR.
President and
Chief Executive Officer
Choice Hotels International

ROBERT H. LUTZ
President
RL Investments

CHARLES A. MATHEWSON
President
[illegible] Inc.

RICHARD C. NORTH
Chief Executive Officer
InterContinental Hotels Group

MICHAEL D. ROSE
Chairman
Gaylord Entertainment Company

Chairman Emeritus

THOMAS J. CORCORAN, JR.
President and
Chief Executive Officer

MICHAEL A. DeNICOLA
Executive Vice President and
Chief Investment Officer

[illegible] H. [illegible]LICK
Senior Vice President
and Director of Asset
Management

[illegible] E. McCUTCHEN
Senior Vice President
and Director of
Design and Construction

RICHARD J. O'BRIEN
Executive Vice President and
Chief Financial Officer

LAWRENCE D. ROBINSON
Executive Vice President,
General Counsel
and Secretary

MARSHA L. BONNER
Vice President of
Risk Management

ANNE DARNABY-FARRAR
Vice President of Design
and Construction

JOEL M. EASTMAN
Vice President and
Senior Real Estate Counsel

[illegible] FELDMAN
Vice President of
Asset Management

LINDA D. GHAFFARI
Vice President of
Asset Management

MICHELLE K. HAYES
Vice President of
Asset Management

MONICA L. HILDEBRAND
Vice President of Marketing
and Communications

MICHAEL L. HUNTER
Vice President
of Property Taxes

LESTER C. JOHNSON
Senior Vice President
and Controller

BARBARA J. LACY
Vice President and Director
of Mischief and Other Stuff

JACK MARRACCINI
Vice President of
Engineering

KATHRYN R. MASHBURN
Vice President of
Acquisitions

DANIEL M. MILLER
Vice President of
Capital Transactions

LARRY J. MUNDY
Senior Vice President,
Director of Administration
and Business Initiatives
and Assistant General
Counsel

CHARLES N. NYE
Vice President
and Associate
General Counsel

STEPHEN A. SCHAFER
Vice President of
Investor Relations

JEFFREY D. SYMES
Vice President and
Assistant Controller

TIM VAN ALLEN
Vice President of
Asset Management

ANDREW J. WELCH
Senior Vice President
and Treasurer

THOMAS L. WIESE
Vice President of
Financial Planning
and Analysis

FELCOR
LODGING
TRUST

[illegible]Cor Lodging Trust Incorporated

[illegible] East John Carpenter Freeway, Suite 1300
[illegible] Texas 75062-3933

[illegible] fax: 972.444.4949
[illegible]felcor.com e-mail: information@felcor.com

The FelCor Journey

Financial Information 03

Supplement to Annual Report

Corporate and Shareholder Information

CORPORATE HEADQUARTERS
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300, Irving, Texas 75062-3933
Phone 972.444.4900 Fax 972.444.4949
Web site: www.felcor.com
E-mail: information@felcor.com

FORM 10-K
A copy of FelCor's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any shareholder of the Company upon request to:
Investor Relations
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300, Irving, Texas 75062-3933
Phone 972.444.4900

A copy of FelCor's Annual Report on Form 10-K is also available on the Company's Web site, www.felcor.com

SHAREHOLDERS OF RECORD
FelCor Lodging Trust had approximately 400 common shareholders of record as of March 11, 2004.

REGISTRAR AND TRANSFER AGENT
SunTrust Bank
Atlanta, Georgia

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP,
Dallas, Texas

NEW YORK STOCK EXCHANGE SYMBOLS



FCH
Listed
NYSE

Common: FCH
Preferred A: FCHpfA
Preferred B: FCHpfB

COMMON STOCK PRICE

Quarter	2003 High	2003 Low	2002 High	2002 Low
First	$11.87	$5.80	$22.00	$16.20
Second	$8.93	$6.43	$21.73	$17.25
Third	$11.71	$7.65	$18.74	$12.46
Fourth	$11.85	$10.00	$13.15	$10.12

SERIES A PREFERRED STOCK PRICE

Quarter	2003 High	2003 Low	2002 High	2002 Low
First	$21.48	$14.35	$22.40	$20.00
Second	$20.29	$16.01	$22.70	$21.95
Third	$22.95	$19.75	$24.00	$19.60
Fourth	$24.50	$22.05	$21.50	$19.00

SERIES B PREFERRED STOCK PRICE

Quarter	2003 High	2003 Low	2002 High	2002 Low
First	$24.51	$16.15	$24.85	$22.75
Second	$22.75	$17.55	$25.70	$24.00
Third	$24.84	$21.51	$25.04	$22.44
Fourth	$25.70	$23.25	$24.60	$19.75

For each of the last two years, FelCor declared a quarterly dividend of $0.4875 per share on its $1.95 Series A Cumulative Convertible Preferred Stock and $0.5625 per depositary share on its 9% Series B Cumulative Redeemable Preferred Stock.

FelCor declared a common stock dividend of $0.15 per share for each of the four quarters in 2002 and did not declare a common stock dividend in 2003.

FelCor is the nation's second largest lodging real estate investment trust and the largest owner of upscale, all-suite hotels. At December 31, 2003, FelCor's consolidated portfolio was comprised of 161 hotels, located in 33 states and Canada. FelCor owns 71 upscale, all-suite hotels, and is the largest owner of Embassy Suites Hotels and Doubletree Guest Suites® hotels. FelCor's portfolio also includes 75 hotels in the upscale and full service segments. At December 31, 2003, we had an aggregate of 62,154,264 shares of FelCor common stock, and units of FelCor LP limited partnership interest outstanding. The CEO/CFO certifications required by Section 302 and 906 of the Sarbanes-Oxley Act are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003. Additional information can be found on the Company's Web site at: www.felcor.com.

FINANCIAL INFORMATION SUPPLEMENT
TO
2003 ANNUAL REPORT

Selected Financial Data

The following tables set forth selected financial data for us for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 that has been derived from our audited financial statements and the notes thereto. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and notes thereto, appearing elsewhere in this financial information supplement to our 2003 annual report to stockholders.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,				
	2003	2002[1]	2001[2]	2000	1999
Statement of Operations Data:[3]					
Total revenues	$1,199,861	$1,242,185	$1,138,325	$ 512,928	$ 468,052
Net income (loss) from continuing operations[4]	$ (296,948)	$ (111,389)	$ (44,909)	$ 51,258	$ 112,299
Net income (loss) from continuing operations applicable to common stockholders[4]	$ (323,856)	$ (137,681)	$ (69,509)	$ 26,576	$ 87,564
Diluted earnings per share:					
Net income (loss) from continuing operations applicable to common stockholders	$ (5.52)	$ (2.54)	$ (1.32)	$ 0.48	$ 1.30
Other Data:					
Cash dividends declared per common share[5]	$ 0.00	$ 0.60	$ 1.70	$ 2.20	$ 2.20
Funds From Operations [6]	$ (207,462)	$ (60,018)	$ 174,550	$ 221,771	$ 285,782
FFO per share[6]	$ (3.35)	$ (0.97)	$ 2.62	$ 3.30	$ 3.80
EBITDA[6]	$ (3,200)	$ 144,163	$ 360,484	$ 403,996	$ 431,576
Balance Sheet Data (at end of period):					
Total assets	$3,590,893	$3,780,363	$4,079,485	$4,103,603	$4,255,751
Total debt, net of discount	$2,037,355	$1,877,134	$1,938,408	$1,838,241	$1,833,954

(1) Includes hotel revenue and expenses with respect to 88 hotels that were leased to InterContinental Hotels Group, or IHG, prior to July 1, 2001. Prior to acquisition of these leases, our revenues with respect to these 88 hotels were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2002, are not directly comparable to the same period in 2001.

(2) Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT Operations, L.L.C. or subsidiaries of IHG prior to January 1, 2001, and 88 hotels that were leased to IHG prior to July 1, 2001. Prior to the acquisition of the leases, our revenues were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2001, are not directly comparable to the same period in 2000.

(3) All years prior to 2003 have been adjusted to reflect those hotels disposed of in 2003, or considered held for sale at December 31, 2003, as discontinued operations.

(4) Included in net income (loss) from continuing operations are the following amounts (in thousands):

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Impairment loss	$(224,583)	$ (70,168)	$ (6,273)	$ (53,856)	$ -
Minority interest share of impairment loss	1,770	-	-	-	-
Charge off of deferred debt costs	(2,834)	(3,222)	(1,270)	(3,865)	(1,113)
Gain on early extinguishment of debt	1,611	-	-	-	-
Abandoned projects	-	(1,663)	(837)	-	-
Lease termination costs	-	-	(36,604)	-	-
Merger termination costs	-	-	(19,919)	-	-
Merger related financing costs	-	-	(5,486)	-	-
Swap termination expense	-	-	(7,049)	-	-
	$(224,036)	$ (75,053)	$ (77,438)	$ (57,721)	$ (1,113)

(5) Although we had declared a quarterly common dividend on our common stock from our inception through 2002, as a result of the uncertain geopolitical environment and soft business climate, together with the decline in margins resulting from continued declines in our portfolio's average daily rate, our board of directors suspended the payment of dividends on our common stock in 2003. We have, however, continued to pay the full accrued dividends on our outstanding preferred stock throughout 2003.

(6) A more detailed description and computation of FFO and EBITDA is contained in the "Non-GAAP Financial Measures" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations." Consistent with SEC guidance, FFO and EBITDA have not been adjusted for the following amounts included in net income (loss) (in thousands):

	Years Ended December 31,				
	2003	2002	2001 [a]	2000	1999
Impairment loss:					
Continuing operations	$(224,583)	$ (70,168)	$(6,273)	$ (53,856)	$ -
Discontinued operations	(20,926)	(87,337)	(727)	(9,144)	-
Minority interest share of impairment loss	1,770	-	-	-	-
Charge off of deferred debt costs	(2,834)	(3,222)	(1,270)	(3,865)	(1,113)
Gain on early extinguishment of debt	1,611	-	-	-	-
Abandoned projects	-	(1,663)	(837)	-	-
	$(244,962)	$(162,390)	$(9,107)	$ (66,865)	$ (1,113)
Per share amounts	$ (3.95)	$ (2.63)	$ (0.14)	$ (0.99)	$ (0.01)

(a) In 2001, we excluded from FFO the following non-recurring charges: Merger termination costs of $20 million, merger related financing costs of $6 million, swap termination costs of $7 million and lease termination costs of $37 million. The merger termination costs, merger related financing costs, and swap termination costs related to our proposed merger with MeriStar Hospitality Corporation, or MeriStar, that was terminated in September 2001 following the events of September 11, 2001. The lease termination costs related to our acquisition of our lessees that occurred following the enactment of the REIT Modernization Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Calendar years 2001 and 2002 produced the first two consecutive years of declining industry revenue per available room, or RevPAR, since such statistics began to be compiled and, in 2003, industry RevPAR improved by only 0.2%, compared to 2002. Primarily as a result of the concentration of our hotels in certain markets, the RevPAR performance of our hotels was below the national average during the period. For the year ended December 31, 2003, our consolidated hotel portfolio included in continuing operations experienced a decline in RevPAR of 4.4%, compared to 2002. The decrease in year over year RevPAR (consisting mostly of decreases in average daily rate, or ADR) resulted in lower revenues at our hotels, decreased operating margin, as a percentage of total revenue, and a reduction in operating income. During 2003, we also recorded impairment charges totaling $246 million, principally with regard to the 18 non-strategic hotels identified in 2003 that we expect to sell over the next two years and the further reduction in estimated fair market value related to 17 hotels designated as non-strategic in 2002.

At December 31, 2003, we had cash on hand of approximately $246 million and estimated borrowing capacity of $174 million under a secured debt facility. We have debt maturities of $175 million in 2004, but no other significant nonextendable debt maturities until 2007.

Financial Comparison (in thousands, except RevPAR, operating margin and percentage change)

	Years Ended December 31,				
	2003	2002	% Change 2003-2002	2001	% Change 2002-2001
RevPAR	$ 59.19	$ 61.93	(4.4)%	$ 67.72	(8.5)%
Hotel operating profit[1]	346,345	405,222	(14.6)%	358,674	13.1%
Operating margin[1]	28.9%	32.7%	(11.6)%	34.9%	(6.3)%
Net loss from continuing operations[2]	(296,948)	(111,389)	(166.6)%	(44,909)	(148.0)%
Funds From Operations ("FFO")[1] [3]	(207,462)	(60,018)	(245.7)%	174,550	(134.4)%
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")[1] [3]	(3,200)	144,163	(102.2)%	360,484	(60.0)%

(1) Included in the Financial Comparison are non-GAAP financial measures, including hotel operating profit, operating margin, FFO and EBITDA. Further discussion and a detailed reconciliation of these non-GAAP financial measures to our financial statements are found elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Included in net loss from continuing operations are the following amounts (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Impairment loss	$(224,583)	$ (70,168)	$ (6,273)
Minority interest share of impairment loss	1,770	-	-
Charge off of deferred debt costs	(2,834)	(3,222)	(1,270)
Gain on early extinguishment of debt	1,611	-	-
Abandoned projects	-	(1,663)	(837)
Lease termination costs	-	-	(36,604)
Merger termination costs	-	-	(19,919)
Merger related financing costs	-	-	(5,486)
Swap termination expense	-	-	(7,049)
	$(224,036)	$ (75,053)	$ (77,438)

(3) Consistent with SEC guidance on non-GAAP financial measures, FFO and EBITDA have not been adjusted for the following amounts included in net loss (in thousands).

	Years Ended December 31,		
	2003	2002	2001[(a)]
Impairment loss:			
Continuing operations	$(224,583)	$ (70,168)	$(6,273)
Discontinued operations	(20,926)	(87,337)	(727)
Minority interest share of impairment loss	1,770	-	-
Charge off of deferred debt costs	(2,834)	(3,222)	(1,270)
Gain on early extinguishment of debt	1,611	-	-
Abandoned projects	-	(1,663)	(837)
	$(244,962)	$(162,390)	$(9,107)

(a) In 2001, we excluded from FFO the following non-recurring charges: Merger termination costs of $20 million, merger related financing costs of $6 million, swap termination costs of $7 million and lease termination costs of $37 million. The merger termination costs, merger related financing costs, and swap termination costs related to our proposed merger with MeriStar that was terminated in September 2001 following the events of September 11, 2001. The lease termination costs related to our acquisition of our lessees that occurred following the enactment of the REIT Modernization Act.

RevPAR and Hotel Operating Margin Decline

We have experienced declines in RevPAR from 2001 through 2003. An overall decline in both business and leisure travel was reflected in a decrease in occupied rooms, or occupancy, during 2001 and 2002, which led to declines in room rates as hotels competed more aggressively for guests, both of which had a significant adverse effect on our RevPAR and operating performance. In 2003, our ADR continued to decline, while occupancy declined only slightly, resulting in an overall RevPAR decline of 4.4% in 2003, compared to 2002. Due to the concentration of our hotels in certain markets that suffered more than average declines, our RevPAR performance was below that of the industry average during this period. On a national basis, the hotel industry experienced RevPAR declines of 2.5% in 2002 and 6.6% in 2001, and achieved a slight gain of 0.2% in RevPAR during 2003.

Our hotel ADR from continuing operations declined 3.8% from those experienced in 2002, while our occupancy decreased only slightly, to 62.4% in 2003, from 62.7% in 2002.

In 2003, our consolidated hotels included in continuing operations had a 380 basis point drop in hotel operating margin from the prior year. The compression in margin was principally related to decreasing ADR at our hotels, with relatively flat occupancy. Also affecting hotel margins were increases in employee health and workers compensation insurance costs, repair and maintenance costs and utility costs.

We continue to actively work with our brand managers to increase revenues and control operating costs, while still maintaining the satisfaction and security of our hotel guests.

Sale of Non-Strategic Hotels

In 2003, we completed a comprehensive review (that began in 2000) of our investment strategy and of our existing hotel portfolio, as a result of which we decided to sell certain under-performing smaller hotels in secondary and tertiary markets, markets with high supply growth, and markets in which we had an undesirable concentration, such as Dallas. We had identified 53 hotels as being non-strategic by the end of 2002, and we identified an additional 18 non-strategic hotels during 2003. At December 31, 2003, we had disposed of 36 of the hotels so identified, had two hotels under firm contracts of sale with non-refundable deposits (which were classified as "held for sale" and included in our discontinued operations) and had 33 remaining hotels identified for sale over the following two years. As a result of our decision to undertake the sale of these non-strategic hotels, we recorded impairment charges totaling $158 million during 2002 and $246 million during 2003 to reflect the difference between the book value and the then estimated fair market value of these hotels.

At December 31, 2003, we had 161 hotels included in our consolidated operations, including the two that were classified as "held for sale" and included in discontinued operations, and we had 33 remaining hotels that had been identified as non-strategic. Also included in our discontinued operations at December 31, 2003, were 16 hotels disposed of during 2003. Disposition proceeds from the 16 non-strategic hotels and two parking garages sold during 2003 totaled approximately $125 million.

Through March 12, 2004, we had sold the two hotels "held for sale" at December 31, 2003, and two additional non-strategic hotels, receiving gross proceeds of approximately $30 million, and we expect to dispose of the remaining 31 non-strategic hotels over the next two years. We expect the aggregate gross sale proceeds from the 35 non-strategic hotels owned by us at December 31, 2003, to be approximately $250 million.

The 33 non-strategic hotels included in our continuing operations at December 31, 2003, represented 20% of the rooms in our hotel portfolio, but less than 9% of our consolidated hotel operating profit in 2003. The 2003 operating margin for these 33 non-strategic hotels was 17.9%, compared to 30.6% for the remainder of our portfolio.

We have begun to consider the acquisition of hotels that meet our refined investment strategy. We plan to focus our acquisition efforts on higher quality hotels in markets with significant barriers to entry, such as central business districts and resort locations. We anticipate that this focus will lead to an increase in the number of our upper upscale properties, group and resort destination properties and greater diversification of our portfolio by geographic location, brand and customer base. In keeping with this strategy, in March 2004, we purchased the 132-room Santa Monica Holiday Inn®. This hotel has a premier location across from the Santa Monica Pier and the Santa Monica beaches and will continue to be operated as a full service upscale hotel because of the high room rates charged in this market.

Results of Operations

Comparison of the Years Ended December 31, 2003 and 2002

For the year ended December 31, 2003, we recorded a loss applicable to common shareholders of $337 million, compared to a loss in 2002 of $205 million. The principal components of the loss in 2003 were impairment charges of $246 million, primarily related to: our decision to sell 18 additional hotels over the next two years; the decrease in hotel RevPAR of 4.4%, compared to 2002; and a 380 basis point decrease in operating margin, and increases in workers compensation and employee health insurance, compared to 2002.

Our revenues from continuing operations for the full year 2003 were $1.2 billion, which reflected a decline of 3.4%, compared to 2002. This decline in revenue principally resulted from a 4.4% decline in hotel portfolio RevPAR, compared to full year 2002. Occupancy decreased 0.6%, to 62.4%, and average daily room rate, or ADR, decreased 3.8%, to $94.92, compared to 2002. We attribute the decrease in ADR principally to the continued weakness in corporate travel, from which we derive a significant portion of our hotel business. Business travelers generally pay a higher room rate than other types of hotel guests and, in an effort to maintain hotel occupancies, we have been accepting a larger amount of lower room rate business, which adversely affects our operating margins.

The revenue decrease related to the RevPAR decline during 2003 was partially offset by $13 million of increased revenues from the consolidation of our joint venture with Interstate Hotels & Resorts, and the operating results of its eight hotels, in June 2003. This joint venture had been previously accounted for by the equity method.

The operating margin of our hotels included in continuing operations at December 31, 2003, was 28.9%, which represents a 380 basis point decrease, compared to 2002. The 2003 decrease in operating margin principally resulted from the $3.78, or 3.8 % decline in ADR during the year. The decrease in ADR, together with the slight decrease in occupancy, meant that our hotels served approximately the same number of guests in 2003 as in 2002, but at lower revenues. In addition, increases in health and workers compensation insurance and energy costs further decreased our operating margins, compared to 2002.

We recorded impairment losses of $246 million in 2003 and $158 million in 2002. The impairment losses in 2003 and 2002 principally resulted from our decision to sell non-strategic hotels, and reflects the difference between the book value and the current estimated fair market value of these hotels. After the completion of a comprehensive review of our investment strategy and our hotel portfolio, we refined our investment strategy and decided to sell smaller hotels in secondary and tertiary markets, emphasize the acquisition of higher quality hotels in low supply growth markets, and better diversify our portfolio by geographic market, brand, and customer base.

At December 31, 2003, the 33 non-strategic hotels included in our continuing operations, represented 20% of the rooms in our hotel portfolio, but less than 9% of our consolidated hotel operating profit in 2003. The 2003 operating margin for these 33 non-strategic hotels was 17.9%, compared to 30.6% for the remainder of our portfolio.

Discontinued operations represent the hotel operating income, direct interest costs, impairment losses and gains or losses on sale of the 16 non-strategic hotels sold during 2003 and the two hotels that were designated as held for sale at December 31, 2003.

Comparison of the Years Ended December 31, 2002 and 2001

On July 1, 2001, we acquired operating leases covering 88 of our hotels and contributed them to our taxable REIT subsidiaries, or TRSs. As the leases were acquired, we began receiving and recording hotel revenues and expenses, rather than percentage lease revenue, for these hotels. Consequently, the historical results for the year ended December 31, 2002, and the year ended December 31, 2001, are not directly comparable.

We recorded a net loss applicable to common shareholders of $205 million in 2002, compared to a net loss of $64 million in 2001. The principal components of the 2002 loss were impairment related charges of $158 million; the decrease in hotel RevPAR of 8.1%; and contraction of hotel operating margins, principally associated with the decline in RevPAR.

Total revenue from continuing operations for the year ended December 31, 2002, increased $104 million over 2001. The increase is principally associated with reporting hotel operating revenues for 76 of the hotels during the first six months of 2002, of $281 million, contrasted with percentage lease revenue we reported for these hotels during the same period in 2001, of $107 million. This increase was partially offset by a $62 million reduction in hotel operating revenues and an $11 million net reduction from the disposition and acquisition of hotels during the periods reported.

Total operating expenses from continuing operations increased $97 million for the year ended December 31, 2002, over 2001. This increase primarily resulted from the inclusion of $191 million in hotel operating expenses, management fees and other property related costs for the 76 hotels during the first six months of 2002 that were not included in the same period of 2001, prior to our acquisition of the leases. Offsetting this increase were $20 million of merger termination costs associated with the termination of the MeriStar merger and $37 million of lease termination costs associated with the acquisition of hotel leases that were recorded in 2001.

Taxes, insurance and lease expense decreased $9 million, principally as the result of decreases in lease expense of $10 million, and real estate and other taxes of $4 million, partially offset by increased insurance costs of $5 million. The decrease in lease expense is related to participating leases that are based principally on revenues. Property taxes decreased principally from the resolutions of prior year property tax disputes.

Included in the year ended December 31, 2002, were $2 million of abandoned project costs related to our pursuit of a large portfolio acquisition. We were unable to reach mutually acceptable pricing and terms with the seller as a result of the uncertain operating environment and softening capital markets. The year ended December 31, 2001, included $1 million of abandoned project costs.

Recurring interest expense, net of interest income, increased $6 million for the year ended December 31, 2002, over 2001. The increase is primarily related to excess cash that we carried during 2002, an increase in average debt outstanding of $45 million, over 2001, and higher average interest rates in 2002 resulting from our senior unsecured notes issued during 2001. The year ended December 31, 2002, included a $3 million charge-off of capitalized costs from reduced line commitments. The prior year included $6 million of merger related financing costs related to the $300 million in senior debt that was repaid in October 2001, and a $1 million loss related to the charge-off of capitalized costs from reduced line commitments. Also in 2001, in connection with the issuance of favorably priced fixed rate debt and the prepayment of floating rate debt, we terminated $250 million of interest rate swaps, resulting in a $7 million swap termination cost.

We recorded impairment related losses of $158 million during the fourth quarter of 2002. Of these losses, $118 million primarily related to shorter holding periods associated with our recent decision to sell 33 hotels over the next 36 months. Six of these 33 hotels had been identified for sale in prior periods and were included in the hotels for which an impairment loss of $7 million was recorded in 2001. Of the remaining 2002 impairment charge: $26 million related to two hotels held for investment that are not included in the disposition plan and $13 million related to an other than temporary decline in the value of certain equity method investments.

Equity in the income of unconsolidated entities decreased by $18 million, compared to 2001. The decrease in 2002 principally resulted from the previously described $13 million impairment loss with respect to certain equity method investments and an 8.6% drop in RevPAR from our unconsolidated hotels.

Partially offsetting the net loss for the year ended December 31, 2002, was a gain of $5 million on the sale of retail space and $1 million on the sale of a hotel. The net loss for the year ended December 31, 2001, was reduced by a gain of $3.0 million related to condemnation proceeds received.

Comparison of the Year Ended December 31, 2002 with Pro Forma 2001

On July 1, 2001, we acquired the operating leases covering 88 of our hotels and contributed them to our TRSs. As the leases were acquired, we began receiving and recording hotel revenues and expenses, rather than percentage lease revenue. Consequently, a comparison of historical results for the year ended December 31, 2002, to the year ended December 31, 2001, may not be as meaningful as a discussion of pro forma results. Accordingly, we have included a discussion of the comparison of the pro forma results of operations. The pro forma results of operations for the year ended December 31, 2001, assumes that our acquisition of the 88 hotel leases had occurred on January 1, 2001.

Condensed Consolidated Statements of Operating Income from Continuing Operations (in thousands)

	Year Ended December 31,		
	Historical 2002	Pro Forma 2001	Historical 2001
Total revenues	$1,242,185	$1,359,986	$1,138,325
Operating expenses:			
Hotel operating expenses	1,120,330	1,184,931	967,411
Abandoned project costs	1,663	837	837
Lease termination costs		36,604	36,604
Merger termination costs		19,919	19,919
Total operating expenses	1,121,993	1,242,291	1,024,771
Operating income	$ 120,192	$ 117,695	$ 113,554

The 2001 Pro Forma Condensed Consolidated Statement of Operating Income is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transaction previously described occurred on the indicated date, nor do they purport to represent our results of operations for future periods.

The pro forma numbers presented represent our historical revenues and expenses, modified as described in the pro forma adjustments below.

Pro forma adjustments:

(a) Total revenue adjustments consist of the increase in our historical revenue from the elimination of historical percentage lease revenue and the addition of historical hotel operating revenues.

(b) Hotel operating expense adjustments consist of: (i) the increase in our historical operating expense from the addition of historical hotel operating expenses and the elimination of percentage lease expense for the 88 hotel leases acquired from IHG on July 1, 2001, (ii) the recording of management fees at their new contractual rates, and (iii) the elimination of historical franchise fees, which are included in the new management fees for these hotels.

Revenues from continuing operations decreased $118 million in 2002, compared to pro forma 2001. The decrease in revenue resulted principally from a decline in both business and leisure travel for the year ended December 31, 2002 compared to 2001, which reflected the weak economy and geopolitical uncertainties during the period. During the year ended December 31, 2002, RevPAR for our hotels included in continuing operations decreased 7.9%, compared to the prior year pro forma; the decline in RevPAR was comprised of a decrease in hotel occupancy of 1.3 percentage points (or 2.0%), to 64.7%, and a decline in ADR of 6.0%, to $103.37.

Hotel operating expenses from continuing operations decreased $120 million in 2002, compared to pro forma 2001. This decrease is primarily related to a decrease in the expenses from hotel operations associated with the 7.9% decrease in RevPAR. However, hotel operating expenses, as a percentage of total revenue, increased from 87% to 90%. The principal reason for the increase in operating expenses, as a percentage of total revenue, was a 220 basis point drop in hotel operating margins. This margin compression primarily relates to the reduction in revenue and the inability to reduce labor costs, repair and maintenance costs and marketing costs proportionately.

Included in the year ended December 31, 2002, were $2 million of abandoned project costs related to our pursuit of a large portfolio acquisition. We were unable to reach mutually acceptable pricing and terms with the seller as a result of the uncertain operating environment and softening capital markets. The year ended December 31, 2001, included $1 million of abandoned project costs.

Included in the prior year were $37 million in lease termination costs, associated with the acquisition of our hotel leases and $20 million of costs associated with the termination of the proposed MeriStar Hospitality merger.

Our operating income from continuing operations was $120 million in 2002, compared to pro forma operating income of $118 million in 2001. The 2001 pro forma operating income included $57 million in costs associated with abandoned project costs, lease termination costs and merger termination costs. The principal reasons for this decline in pro forma total revenues and pro forma hotel operating expenses were an 7.9% decline in RevPAR and the contraction of hotel operating margins principally associated with the decline in RevPAR.

Non-GAAP Financial Measures

Funds From Operations and EBITDA

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measurements of performance to be helpful in evaluating a real estate company's operations. We consider Funds From Operations, or FFO, and Earnings Before Interest, Taxes, Depreciation, and Amortization, or EBITDA, to be supplemental measures of a REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss (computed in accordance with generally accepted accounting principles), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. FFO and EBITDA are not measures of operating performance under generally accepted accounting principles in the U.S., or GAAP. However, we believe that FFO and EBITDA are helpful to management and investors as a supplemental measure of the performance of an equity REIT. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO and EBITDA should not be considered as an alternative to net income, operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, FFO per share and EBITDA be considered as a measure of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. FFO per share does not measure, and should not be used as a measure of amounts that accrue directly to stockholders' benefit.

The following tables detail our computation of FFO and EBITDA (in thousands):

Reconciliation of Net Income (Loss) to FFO
(in thousands, except per share data)

	Year Ended December 31,								
	2003			2002[1]			2001[1]		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$(310,144)	58,657	$(5.29)	$(178,581)	54,173	$(3.29)	$(39,276)	52,622	$(0.75)
Depreciation from continuing operations	134,883		2.30	143,978		2.66	149,217		2.84
Depreciation from unconsolidated entities and discontinued operations	15,152		0.26	20,455		0.38	19,357		0.37
Gain on sale of assets	(2,668)		(0.05)	(5,861)		(0.11)	-		-
Preferred dividends	(26,908)		(0.46)	(26,292)		(0.49)	(12,938)		(0.25)
SWAP termination costs	-		-	-		-	7,049		0.13
Merger costs:									
Termination costs	-		-	-		-	19,919		0.38
Financing costs	-		-	-		-	5,486		0.10
Lease termination costs	-		-	-		-	36,604		0.70
Minority interest in FelCor LP	(17,777)	3,188	(0.11)	(13,717)	7,564	(0.12)	(10,868)	14,053	(0.90)
FFO	$(207,462)	61,845	$(3.35)	$(60,018)	61,737	$(0.97)	$ 174,550	66,675	$ 2.62

	Year Ended December 31,					
	2000[1]			1999[1]		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 61,700	55,519	$1.11	$131,079	67,581	$1.94
Depreciation from continuing operations	152,266		2.74	145,065		1.11
Depreciation from unconsolidated entities and discontinued operations	18,646		0.34	17,878		0.14
Gain on sale of assets	(2,595)		(0.05)	-		-
Preferred dividends	(12,938)		(0.23)	(12,937)		(0.10)
Minority interest in FelCor LP	4,692	11,693	(0.61)	4,697	7,670	0.71
FFO	$221,771	67,212	$3.30	$285,782	75,251	$3.80

[1] FFO has been adjusted to conform to SEC guidance on non-GAAP financial measures.

Consistent with SEC guidance on non-GAAP financial measures, FFO has not been adjusted for the following amounts included in net income (loss) (in thousands):

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Impairment loss	$(245,509)	$(157,505)	$(7,000)	$(63,000)	$ -
Minority interest share of impairment loss	1,770	-	-	-	-
Charge-off of deferred debt costs	(2,834)	(3,222)	(1,270)	(3,865)	(1,113)
Gain on early extinguishment of debt	1,611	-	-	-	-
Abandoned projects	-	(1,663)	(837)	-	-
	$(244,962)	$(162,390)	$(9,107)	$(66,865)	$(1,113)
Per share amounts	$ (3.95)	$ (2.63)	$ (0.14)	$ (0.99)	$ (0.01)

Reconciliation of Net Income (Loss) to EBITDA
(in thousands)

	Year Ended December 31,				
	2003	2002[(1)]	2001[(1)]	2000[(1)]	1999[(1)]
Net income (loss)	$(310,144)	$(178,581)	$(39,276)	$ 61,700	$131,079
Depreciation from continuing operations	134,883	143,978	149,217	152,266	145,065
Depreciation from unconsolidated entities and discontinued operations	15,152	20,455	19,356	18,646	17,878
Gain on sale of assets	(2,668)	(5,861)	-	(2,595)	-
Minority interest in FelCor Lodging LP	(17,777)	(13,717)	(10,868)	4,692	4,697
SWAP termination costs	-	-	7,049	-	-
Merger costs:					
Termination costs	-	-	19,919	-	-
Financing costs	-	-	5,486	-	-
Lease termination costs	-	-	36,604	-	-
Interest expense	167,581	164,917	159,780	156,944	123,726
Interest expense from unconsolidated entities and discontinued operations	7,563	10,884	11,124	10,863	8,438
Amortization expense	2,210	2,088	2,093	1,480	693
EBITDA	$ (3,200)	$ 144,163	$360,484	$403,996	$431,576

(1) EBITDA has been adjusted to conform to SEC guidance on non-GAAP financial measures.

Consistent with SEC guidance on non-GAAP financial measures, EBITDA has not been adjusted for the following amounts included in net income (loss) (in thousands):

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Impairment loss	$(245,509)	$(157,505)	$(7,000)	$(63,000)	$ -
Minority interest share of impairment loss	1,770	-	-	-	-
Charge-off of deferred debt costs	(2,834)	(3,222)	(1,270)	(3,865)	(1,113)
Gain on early extinguishment of debt	1,611	-	-	-	-
Abandoned projects	-	(1,663)	(837)	-	-
	$(244,962)	$(162,390)	$(9,107)	$(66,865)	$(1,113)

Hotel Operating Profit and Operating Margin

Hotel operating profit and operating margin are commonly used non-GAAP measures of performance that we utilize to measure the relative performance of our individual hotels and groups of hotels and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that hotel operating profit and operating margin are useful to investors by providing greater transparency with respect to significant measures used by management in its financial and operational decision-making.

Hotel Operating Profit
(dollars in thousands)

	Year Ended December 31,		
	2003	**2002**	**2001**
Total revenue	$1,199,861	$1,242,185	$1,138,325
Percentage lease revenue	-	-	(107,202)
Retail space rental and other revenue	(1,022)	(1,646)	(2,990)
Hotel revenue	1,198,839	1,240,539	1,028,133
Hotel operating expenses	(852,494)	(835,317)	(669,459)
Hotel operating profit	$ 346,345	$ 405,222	$ 358,674
Operating margin[(1)]	28.9%	32.7%	34.9%

[(1)] Hotel operating profit as a percentage of hotel revenue.

Hotel Operating Expense Composition
(dollars in thousands)

	Year Ended December 31,		
	2003	**2002**	**2001**
Hotel departmental expenses:			
Room	$ 255,102	$ 249,120	$ 201,554
Food and beverage	150,975	153,123	114,071
Other operating departments	30,011	29,913	25,333
Other property related costs:			
Administrative and general	116,641	116,073	93,002
Marketing and advertising	104,507	100,215	82,356
Repairs and maintenance	69,171	65,274	51,573
Energy	62,974	58,249	46,289
Total other property related costs	353,293	339,811	273,220
Management and franchise fees	63,113	63,350	55,281
Hotel operating expenses	$ 852,494	$ 835,317	$ 669,459
Reconciliation of total operating expense to hotel operating expense:			
Total operating expenses	$1,126,971	$1,121,993	$1,024,771
Taxes, insurance and lease expense	(125,328)	(127,279)	(136,057)
Abandoned projects	-	(1,663)	(837)
Lease termination costs	-	-	(36,604)
Merger termination costs	-	-	(19,919)
Corporate expenses	(14,266)	(13,756)	(12,678)
Depreciation	(134,883)	(143,978)	(149,217)
Hotel operating expenses	$ 852,494	$ 835,317	$ 669,459

Liquidity and Capital Resources

Our principal source of cash to meet our cash requirements, including distributions to stockholders and repayments of indebtedness, is from the results of operations of our hotels. For the year ended December 31, 2003, net cash flow provided by operating activities, consisting primarily of hotel operations, was $41 million. At December 31, 2003, we had cash on hand of approximately $246 million. Included in cash on hand are approximately $25 million held under our hotel management agreements to meet our hotel minimum working capital requirements and $14 million held in escrow under certain of our debt agreements.

We currently expect that our cash flow provided by operating activities for 2004 will be approximately $56 million to $62 million. These cash flow forecasts assume a RevPAR increase of 3% to 4%, hotel operating margin flow-through of 1.4 to 1.6 times, sales of approximately $125 million in non-strategic hotels and debt reduction of $192 million. In 2004, our current operating plan contemplates that we will make preferred dividend payments of $27 million, capital expenditures of approximately $75 to $100 million, debt maturities of $175 million, and $17 million in normal recurring principal payments. We expect cash necessary to fund cash flow shortfalls and distributions, if any, will be funded from our cash balances, proceeds from the sale of hotels, and the $174 million currently estimated to be available to us under our secured debt facility. We currently anticipate that our board of directors will defer the resumption of common dividends until the anticipated recovery in our business is more firmly established, and to determine the amount of preferred and common dividends, if any, for each quarterly period, based upon the actual operating results of that quarter, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements.

Events, including the threat of additional terrorist attacks, U.S. military involvement in the Middle East and the bankruptcy of several major corporations, had an adverse impact on the capital markets during 2003. Similar events, such as new terrorist attacks or additional bankruptcies could further adversely affect the availability and cost of capital for our business. In addition, should the anticipated recovery of the overall economy and of the lodging industry fail to materialize or stall, that too could adversely affect our operating cash flow and the availability and cost of capital for our business.

As a consequence of the prolonged economic slowdown, its impact on the travel and lodging industries and our higher secured debt levels, Moody's lowered its ratings on our $1.2 billion in senior unsecured debt one level, to B1 in June 2003. This downgrade, along with a similar downgrade by Standard & Poor's earlier in 2003 to B, triggered a 50 basis point step-up in interest rates on $900 million of our outstanding senior unsecured debt. In the fourth quarter 2003, Standard & Poor's further reduced its rating on our senior unsecured debt to B-. The obligation to pay this increased interest rate will continue in effect unless and until either Moody's raises its rating on our senior unsecured debt to Ba3 or Standard & Poor's increases its rating to BB-.

We are also subject to the risks of fluctuating hotel operating margins at our hotels, including but not limited to increases in wage and benefit costs, repair and maintenance expenses, utilities, insurance, and other operating expenses that can fluctuate disproportionately to revenues. These operating expenses are difficult to predict and control, resulting in an increased risk of volatility in our results of operations. The economic slowdown and the sharp drop in occupancy and ADR that began in 2001, have resulted both in declines in RevPAR and in an erosion in our operating margins. Our operating margins have dropped from 34.9% in 2001, to 32.7% in 2002 and 28.9% in 2003. If the declines in hotel RevPAR and/or operating margins worsen or continue for a protracted time, they could have a material adverse effect on our operations, earnings and cash flow.

In June 2003, we entered into a new secured delayed draw facility with JPMorgan Chase Bank for up to $200 million. Through the date of this filing, there have been no borrowings under this facility, and we have an estimated $174 million of borrowing capacity based on the underwritten cash flows of the 14 hotels currently securing this facility. The amount available to us under this facility will fluctuate, prior to conversion into commercial mortgage backed security (CMBS) loans, depending upon the number of hotels provided as security and the underwritten cash flows of those hotels, from time to time. This non-recourse facility has an initial term of 18 months that can be extended for an additional six months at our option and carries a floating interest rate of LIBOR plus 2.25 to 2.75 percent. The outstanding balances on this loan facility will be converted by the lender into fixed rate or floating rate CMBS loans, and we have a one-time option to convert up to $75 million in borrowings to a floating rate CMBS loan. Upon conversion, the fixed rate loans will have a term of 10 years and any floating rate loans will have a maximum term of five years.

In 2003, by amendment, we reduced our unsecured line of credit commitments from $300 million to $50 million and obtained more relaxed covenant levels. In March 2004, we elected to terminate our line of credit, which is expected to result in the first quarter charge-off of unamortized loan costs of approximately $0.3 million and produce cash savings of approximately $0.4 million during the remainder of 2004. At December 31, 2003, and at the date of termination of the line of credit, there were no borrowings under the line of credit, and we were in compliance with all of the applicable covenants.

Most of our mortgage debt is non-recourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment penalties, yield maintenance or defeasance obligations.

Our publicly-traded senior unsecured notes require that we satisfy total leverage, secured leverage and an interest coverage tests in order to: incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; pay dividends in excess of the minimum dividend required to meet the REIT qualification test; repurchase capital stock; or merge. As of the date of this filing, we have satisfied all such tests, however, under the terms of two of our indentures, we are prohibited from repurchasing any of our capital stock, whether common or preferred, subject to certain exceptions, so long as our debt-to-EBITDA ratio, as defined in the indentures, exceeds 4.85 to 1. Our current debt-to-EBITDA ratio exceeds that ratio and is expected to do so for the foreseeable future. Accordingly, we are prohibited from purchasing any of our capital stock, except as permitted under limited exceptions, such as from the proceeds of a substantially concurrent issuance of other capital stock.

If actual operating results fail to meet our current expectations, as reflected in our current public guidance, or if interest rates increase unexpectedly, we may be unable to continue to satisfy the incurrence test under the indentures governing our senior unsecured notes. In such an event, we may be prohibited from utilizing the undrawn amounts currently available to us under our secured debt facility, except to repay or refinance maturing debt with similar priority in the capital structure, and may be prohibited from, among other things, incurring any additional indebtedness or paying dividends on our preferred or common stock, except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income. In the event of our failure of this incurrence test, based upon our current estimates of taxable income for 2004, we would be unable to distribute the full amount of dividends accruing under our outstanding preferred stock in 2004 and, accordingly, could pay no dividends on our common stock.

We currently anticipate that we will meet our financial covenant and incurrence tests under the RevPAR guidance provided by us at our fourth quarter earnings conference call on February 5, 2004. For the first quarter of 2004, we currently anticipate that our portfolio RevPAR will be 1.5% to 2.5% above the comparable period of the prior year. The RevPAR increase in 2004, compared to the same periods in 2003, was approximately 2.2% for January and 1.0% for February. We currently anticipate that full year 2004 hotel portfolio RevPAR will increase approximately 3% to 4%. For 2004 we expect to make capital expenditures of $75 to $100 million, and we anticipate selling approximately $125 million in non-strategic hotels. We estimate that our net loss for 2004 will be in the range of $49 to $55 million or $0.83 to $0.93 per share. FFO per share, for the year 2004, is anticipated to be within the range of $0.76 to $0.86, and EBITDA is expected to be within the range of $249 to $255 million. Our FFO and EBITDA estimates include an $8 million gain expected on the sale of a 251-unit residential condominium development expected to be completed and sold in 2004. No other transaction gains or losses are included in these earnings estimates.

Reconciliation of Estimated Net Loss to Estimated FFO and EBITDA
(in millions, except per share and unit data)

	Full Year 2004 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net loss	$ (55)	$ (0.93)	$ (49)	$ (0.83)
Depreciation	133		133	
Preferred Dividends	(27)		(27)	
Minority interest in FelCor LP	(4)		(4)	
FFO	$ 47	$ 0.76	$ 53	$ 0.86
Net loss	$ (55)		$ (49)	
Depreciation	133		133	
Minority interest in FelCor LP	(4)		(4)	
Interest expense	172		172	
Amortization expense	3		3	
EBITDA	$ 249		$ 255	

(a) Weighted average shares are 58.9 million. Adding minority interest and unvested restricted stock of 3.4 million shares to weighted average shares, provides the weighted average shares and units of 62.3 million used to compute FFO per share.

The following details our debt outstanding at December 31, 2003 and 2002 (in thousands):

	Encumbered Hotels	Interest Rate at December 31, 2003	Maturity Date	Balance Outstanding December 31, 2003	Balance Outstanding December 31, 2002
Promissory note	none	3.12[a]	June 2016	$ 650	$ 650
Senior unsecured term notes	none	4.36[b]	Oct. 2004	174,888	174,760
Senior unsecured term notes	none	5.19[b]	Oct. 2007	124,617	124,518
Senior unsecured term notes	none	10.00	Sept. 2008	596,865	596,195
Senior unsecured term notes	none	9.00	June 2011	298,158	297,907
Total unsecured debt[c]		8.42		1,195,178	1,194,030
Secured debt facility	14 hotels	-	December 2004	-	-
Mortgage debt	10 hotels	3.62[d]	May 2006	148,080	-
Mortgage debt	15 hotels	5.96[e]	Nov. 2007	131,721	134,738
Mortgage debt	7 hotels	7.54	April 2009	92,445	94,288
Mortgage debt	6 hotels	7.55	June 2009	69,566	70,937
Mortgage debt	8 hotels	8.70	May 2010	178,118	180,534
Mortgage debt	7 hotels	8.73	May 2010	138,200	140,315
Mortgage debt	1 hotel	4.0[a]	August 2008	15,500	-
Mortgage debt	1 hotel	7.23	October 2005	11,286	54,993
Mortgage debt	8 hotels	7.48	April 2011	50,305	-
Other	1 hotel	9.17	August 2011	6,956	7,299
Total secured debt[c]	78 hotels	6.98		842,177	683,104
Total[c]		7.82%		$2,037,355	$1,877,134

(a) Variable interest rate based on LIBOR, which was 1.1% as of December 31, 2003.
(b) These notes were matched with interest rate swap agreements that effectively convert the fixed interest rate on the notes to a variable interest rate based on LIBOR.

(c) Interest rates are calculated based on the weighted average outstanding debt at December 31, 2003.
(d) Variable interest rate based on LIBOR. This debt may be extended at our option for up to two, one-year periods.
(e) $100 million of this note was matched with interest rate swap agreements that effectively convert the fixed interest rate on this note to a variable interest rate based on LIBOR.

The fixed rates receivable and the variable rates payable by us under our interest rate swaps, at December 31, 2003, are summarized in the following table:

Swap Maturity	Notional Amount (in millions)	Number of Swaps	Weighted-average Spread Paid in Excess of LIBOR	Fixed Rate Received
October 2004	$175	6	3.20%	7.38%
October 2007	125	5	4.03%	7.63%
November 2007	100	4	4.35%	7.46%
	$400		3.77%	7.42%

During 2003, we spent an aggregate of $68 million on capital expenditures, including our pro rata share of capital improvements made by our unconsolidated joint ventures.

Contractual Obligations

We have obligations and commitments to make certain future payments under debt agreements and various contracts. The following schedule details these obligations at December 31, 2003 (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt	$2,041,608	$192,333	$184,417	$888,093	$776,765
Purchase obligations	25,342	25,342	-	-	-
Operating leases	266,444	38,716	71,668	23,182	132,878
Total contractual obligations	$2,333,394	$256,391	$256,085	$911,275	$909,643

Off-Balance Sheet Arrangements

At December 31, 2003, we had unconsolidated 50% investments in ventures that own an aggregate of 20 hotels (referred to as hotel joint ventures), and we had unconsolidated 50% investments in ventures that operate four of those 20 hotels (referred to as operating joint ventures). We own 100% of the lessees operating 15 hotels owned by the hotel joint ventures and one hotel joint venture is operated without a lease. We also owned a 50% interest in entities that provide condominium management services and develop condominiums in Myrtle Beach, South Carolina. None of our directors, officers or employees owns any interest in any of these joint ventures or entities. The hotel ventures had approximately $214 million of non-recourse mortgage debt relating to the 20 hotels. This debt is not reflected as a liability on our consolidated balance sheet.

Our liability with regard to non-recourse debt and the liability of our subsidiaries that are members or partners in joint ventures are generally limited to the guarantee of the borrowing entity's obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the non-recourse provisions in the mortgages, such as for environmental liabilities.

At December 31, 2003, our unconsolidated joint venture that is developing a residential condominium project in Myrtle Beach, South Carolina, had a $98 million full recourse construction loan. The anticipated completion date of this development is late 2004. We and our joint venture partner Hilton, have each guaranteed 50% of the amount outstanding under this loan. At December 31, 2003, $61 million had been drawn under this loan, of which we have guaranteed our 50% share. Our 50% share of the entire amount available under the construction loan is $49 million. Our guarantee reduces from 50% to 25% of the outstanding balance when the project is completed. In addition, we have guaranteed a $143,000 full recourse loan to one of out 50% owned unconsolidated hotel ventures. The following schedule details these guaranty obligations and maturity dates at December 31, 2003 (in thousands):

	Total Amounts Committed	2004	2005
Loan guarantees	$30,861	$143	$30,718

We have recorded equity in income (loss) of unconsolidated entities of $2 million, $(10) million (including an impairment loss of $13 million), and $7 million for the years ended December 31, 2003, 2002 and 2001, respectively, and received distributions of $9 million, $11 million, and $8 million for the years 2003, 2002 and 2001, respectively. The principal source of income for our hotel joint ventures is percentage lease revenue from the operating lessees. We own 100% of the operating lessees for 15 of the hotel joint ventures. The operating lessees with respect to these 15 hotel joint ventures incurred losses, which were included in our consolidated statements of operations, of $4 million, $1 million and $1million for the years 2003, 2002 and 2001, respectively.

Capital expenditures on the hotels owned by our hotel joint ventures are generally paid from their capital reserve account, which is funded from the income from operations of these ventures. However, if a venture has insufficient cash flow to meet operating expenses or make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that, in the event of a capital call, the other joint venture member or partner may be unwilling or unable to make the necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our equity investment to greater than 50% and may require that we consolidate the venture, including all of its assets and liabilities, into our consolidated financial statements.

Effective June 1, 2003, we made a $0.2 million capital contribution to our hotel joint venture with Interstate Hotels & Resorts, which increased our ownership in that venture to more than 50 percent. As a result, we then began consolidating the venture and the operations of its eight hotels. The consolidation of this venture increased our investment in hotels by $73 million, our debt by $51 million and reduced our investment in unconsolidated entities by $19 million. In 2003, we also made loans to this venture aggregating $1.7 million and our partner made loans to the venture aggregating $0.9 million.

With respect to those ventures that are partnerships, any of our subsidiaries that serve as a general partner will be liable for all of the recourse obligations of the venture, to the extent that the venture does not have sufficient assets or insurance to satisfy the obligations. In addition, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts, unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. In the foregoing and other circumstances, we may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2003, approximately 73% of our consolidated debt had fixed interest rates. Currently, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the tables present scheduled maturities and weighted average interest rates, by maturity dates. For interest rate swaps, the tables present the notional amount and weighted average interest rate, by contractual maturity date. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates. The fair value of our fixed to variable interest rate swaps indicates the estimated amount that would have been received or paid by us had the swaps been terminated at the date presented.

Expected Maturity Date at December 31, 2003 (dollars in thousands)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Liabilities								
Fixed rate:								
Debt	$188,922	$24,521	$ 15,227	$258,793	$613,800	$776,115	$1,877,378	$1,975,819
Average interest rate	7.42%	7.67%	8.00%	7.47%	9.96%	8.54%	8.73%	
Floating rate:								
Debt	3,411	3,568	141,101	-	15,500	650	164,230	164,230
Average interest rate[a]	3.62%	3.62%	3.62%	-	3.97%	3.12%	3.65%	
Interest rate swaps (fixed to floating)[b]								
Notional amount	175,000	-	-	225,000	-	-	400,000	5,468
Pay rate[b]	4.31%	-	-	5.29%	-	-	4.87%	
Receive rate	7.38%	-	-	7.45%	-	-	7.42%	
Total debt	$192,333	$28,089	$156,328	$258,793	$629,300	$776,765	2,041,608	
Average interest rate	4.57%	7.16%	4.05%	5.60%	9.71%	8.53%	7.82%	
Net discount							(4,253)	
Total debt							$2,037,355	

(a) The average floating rate of interest represents the implied forward rate in the yield curve at December 31, 2003.

(b) The interest rate swaps decreased our interest expense by $7 million during 2003.

Expected Maturity Date at December 31, 2002 (dollars in thousands)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities								
Fixed rate:								
Debt	$35,118	$189,228	$42,606	$14,217	$258,428	$1,343,507	$1,883,104	$1,725,934
Average interest rate	7.42%	7.42%	7.48%	8.04%	7.42%	8.89%	8.48%	
Floating rate:								
Debt	-	-	-	-	-	650	650	650
Average interest rate[a]	-	-	-	-	-	3.38%	3.38%	
Interest rate swaps (fixed to floating)[b]								
Notional amount	-	175,000	-	-	25,000	-	200,000	7,708
Pay rate[b]	-	4.59%	-	-	4.95%	-	4.64%	
Receive rate	-	7.38%	-	-	7.63%	-	7.41%	
Total debt	$35,118	$189,228	$42,606	$14,217	$258,428	$1,344,157	1,883,754	
	7.42%	4.84%	7.48%	8.04%	7.22%	8.89%	8.18%	
Net discount							(6,620)	
Total debt							$1,877,134	

(a) The average floating rate of interest represents the implied forward rates in the yield curve at December 31, 2002.

(b) The interest rate swaps decreased our interest expense by $4 million during 2002.

Swap contracts, such as described above, contain a credit risk, in that the counterparties may be unable to fulfill the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties. The Standard & Poor's credit ratings for the financial institutions that are counterparties to the interest rate swap agreements range from A+ to AA-.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future. We are also subject to the risk that inflation will cause increases in hotel operating expenses disproportionately to revenues. During 2003, health and workers compensation insurance and energy costs increased despite a decrease in revenues.

Seasonality

The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may utilize cash on hand or borrowings to satisfy our obligations or make distributions to our equity holders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, the carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- We are required by GAAP to record an impairment charge when we believe that an investment in one or more of our hotels has been impaired, such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when certain events occur, including one or more of the following: projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; events that could cause changes or uncertainty in travel patterns; and a current expectation that, more likely than not, a hotel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In 2003, we identified 18 hotels, and in 2002 we identified 33 hotels, that we expect to sell by the end of 2005. The shorter probable holding periods related to our decision to sell these hotels was the primary factor that led to impairment charges on these hotels. As we sell these hotels, we may recognize additional losses or gains on sale. We revised our estimates of future cash flows for our hotel portfolio in the fourth quarter of 2002, when it became apparent that the recovery of the travel industry would take longer than we had originally expected. In the evaluation of impairment of our hotel assets, and in establishing the impairment charge, we made many assumptions and estimates on a hotel by hotel basis, which included the following:

- Annual cash flow growth rates for revenues and expenses;
- Holding periods;
- Expected remaining useful lives of assets;
- Estimates in fair values taking into consideration future cash flows, capitalization rates, discount rates and comparable selling prices; and
- Future capital expenditures.

Changes in these estimates, future adverse changes in market conditions or poor operating results of underlying hotels could result in losses or an inability to recover the carrying value of the hotels that may not be reflected in the hotel's current carrying value, thereby requiring additional impairment charges in the future.

- We own a 50% interest in various real estate joint ventures reported under the equity method of accounting. In accordance with GAAP, we record an impairment of these equity method investments when they experience an other than temporary decline in value. Changes in our estimates or future adverse changes in the market conditions of the hotels owned by equity method investments could result in additional declines in value that could be considered other than temporary.

- We make estimates with respect to contingent liabilities for losses covered by insurance in accordance with Financial Accounting Standard 5, Accounting for Contingencies. We record liabilities for self insured losses under our insurance programs when it becomes probable that an asset has been impaired or a liability has been incurred at the date of our financial statements and the amount of the loss can be reasonably estimated. In 2002, we became self-insured for the first $250,000, per occurrence, of our general liability claims with regard to 68 of our hotels. We review the adequacy of our reserves for our self-insured claims on a regular basis. Our reserves are intended to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves represent estimates at a given accounting date, generally utilizing projections based on claims, historical settlement of claims and estimates of future costs to settle claims. Estimates are also required since there may be reporting lags between the occurrence of the insured event and the time it is actually reported. Because establishment of insurance reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If our insurance reserves of $4 million, at December 31, 2003, for general liability losses are insufficient, we will record an additional expense in future periods. Property and catastrophic losses are event-driven losses and, as such, until a loss occurs and the amount of loss can be reasonably estimated, no liability is recorded. We had recorded no contingent liabilities with regard to property or catastrophic losses at December 31, 2003.

- SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establishes accounting and reporting standards for derivative instruments. In accordance with these pronouncements, all of our interest rate swap agreements outstanding at December 31, 2003, were designated as fair value hedges because they are hedging our exposure to the changes in the fair value of our fixed rate debt. Our swaps meet the criteria necessary to assume no ineffectiveness of the hedge. These instruments are adjusted to our estimate of their fair market value through the income statement, but are offset by the change in the estimated fair value of our swapped fixed rate debt. We estimate the fair value of our interest rate swaps and fixed rate debt through the use of a third party valuation. We may use other methods and assumptions to validate the fair market value. At December 31, 2003, our estimate of the fair market value of the interest rate swaps was approximately $5 million and represents the amount that we estimate we would currently receive upon termination of these instruments, based on current market rates and reasonable assumptions about relevant future market conditions.

- Our Taxable REIT Subsidiaries, or TRSs, have cumulative potential future tax deductions totaling $297 million. The gross deferred income tax asset associated with these potential future tax deductions was $105 million. We have recorded a valuation allowance equal to 100% of our $105 million deferred tax asset related to our TRSs, because of the uncertainty of realizing the benefit of the deferred tax asset. SFAS 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. In accordance with SFAS 109, we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase operating income in the period such determination was made.

Recent Accounting Announcements

In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred for an indefinite period certain provisions of SFAS 150 relating to the classification and measurement of mandatorily redeemable non-controlling interests. We do not believe that we have any such interests. The implementation of the remaining effective provisions of SFAS 150 did not impact our financial condition, results of operation or liquidity.

FASB Interpretation, or FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" was issued in January 2003. In December 2003, FASB issued FIN No. 46R which replaced FIN 46 and clarified Accounting Research Bulletin 51. This interpretation provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, non-controlling interests and results of operations of a variable interest entity should be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that will absorb a majority of the variable interest entity's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. The recognition and measurement provisions of this FIN apply immediately to variable interest entities created after January 31, 2003, and apply to the first interim or annual period ending after December 15, 2003, for entities acquired before February 1, 2003 (as deferred by FASB Staff Position No. FIN 46-6). This FIN requires the consolidation of results of variable interest entities in which we are the primary beneficiary. As of December 31, 2003, we did not own an interest in a variable interest entity that met the consolidation requirements and, as such, the adoption of FIN No. 46 did not have a material effect on our financial condition, results of operations, or liquidity. Interests in entities acquired or created after December 31, 2003 will be evaluated based on FIN No. 46R criteria and consolidated, if required.

Disclosure Regarding Forward Looking Statements

With the exception of historical information, the matters discussed in this financial information supplement to our 2003 annual report to shareholders include "forward looking statements" within the meaning of the federal securities laws. Forward looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those currently anticipated. General economic conditions, including the timing and magnitude of the currently expected recovery in the economy, the realization of anticipated job growth, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased security precautions, the availability of capital, the ability to effect sales of non-strategic hotels at anticipated prices, and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail under "Cautionary Factors That May Affect Future Results" in Item 1 of our Annual Report on Form 10-K, or in our other filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
of FelCor Lodging Trust Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Trust Incorporated at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
March 12, 2004

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(in thousands)

ASSETS

	2003	2002
Investment in hotels, net of accumulated depreciation of $886,168 in 2003 and $782,166 in 2002	$3,103,796	$3,473,452
Investment in unconsolidated entities	116,553	141,943
Hotels held for sale	21,838	-
Cash and cash equivalents	246,036	66,542
Accounts receivable, net of allowance for doubtful accounts of $1,104 in 2003 and $1,413 in 2002	45,385	46,944
Deferred expenses, net of accumulated amortization of $16,080 in 2003 and $13,357 in 2002	24,278	24,185
Other assets	33,007	27,297
Total assets	$3,590,893	$3,780,363

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Debt, net of discount of $4,253 in 2003 and $3,231 in 2002	$2,037,355	$1,877,134
Distributions payable	5,504	14,792
Accrued expenses and other liabilities	151,423	150,385
Minority interest in FelCor LP, 3,034 and 3,290 units issued and outstanding at December 31, 2003 and 2002, respectively	50,142	72,639
Minority interest in other partnerships	50,197	48,596
Total liabilities	2,294,621	2,163,546
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 5,980 shares issued and outstanding at December 31, 2003 and 2002	149,512	149,512
Series B Cumulative Redeemable Preferred Stock, 68 shares issued and outstanding at December 31, 2003 and 2002	169,395	169,395
Common stock, $.01 par value, 200,000 shares authorized and 69,429 and 75,136 shares issued, including shares in treasury, at December 31, 2003and 2002, respectively	694	751
Additional paid-in capital	2,095,356	2,204,530
Accumulated other comprehensive income	9,478	(99)
Accumulated deficit	(930,886)	(593,834)
Less: Common stock in treasury, at cost, of 10,309 and 16,369 shares at December 31, 2003 and 2002, respectively	(197,277)	(313,438)
Total stockholders' equity	1,296,272	1,616,817
Total liabilities and stockholders' equity	$3,590,893	$3,780,363

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2002 and 2001
(in thousands, except per share data)

	2003	2002	2001
Revenues:			
Hotel operating revenue	$1,198,839	$1,240,539	$1,028,133
Percentage lease revenue	-	-	107,202
Retail space rental and other revenue	1,022	1,646	2,990
Total revenues	1,199,861	1,242,185	1,138,325
Expenses:			
Hotel departmental expenses	436,088	432,156	340,958
Other property operating costs	353,293	339,811	273,220
Management and franchise fees	63,113	63,350	55,281
Taxes, insurance and lease expense	125,328	127,279	136,057
Abandoned projects	-	1,663	837
Lease termination costs	-	-	36,604
Merger termination costs	-	-	19,919
Corporate expenses	14,266	13,756	12,678
Depreciation	134,883	143,978	149,217
Total operating expenses	1,126,971	1,121,993	1,024,771
Operating income	72,890	120,192	113,554
Interest expense, net:			
Recurring financing	(165,314)	(162,786)	(156,907)
Merger related financing	-	-	(5,486)
Charge-off of deferred financing costs	(2,834)	(3,222)	(1,270)
Gain on early extinguishment of debt	331	-	-
Swap termination expense	-	-	(7,049)
Impairment loss	(224,583)	(70,168)	(6,273)
Loss before equity in income of unconsolidated entities, minority interests and gain on sale of assets	(319,510)	(115,984)	(63,431)
Equity in income (loss) from unconsolidated entities	2,370	(10,127)	7,346
Gain on sale of assets	284	5,861	2,935
Minority interests	19,908	8,861	8,241
Loss from continuing operations	(296,948)	(111,389)	(44,909)
Discontinued operations	(13,196)	(67,192)	5,633
Net loss	(310,144)	(178,581)	(39,276)
Preferred dividends	(26,908)	(26,292)	(24,600)
Net loss applicable to common stockholders	$ (337,052)	$ (204,873)	$ (63,876)
Loss per common share data:			
Basic and diluted:			
Net loss from continuing operations	$ (5.52)	$ (2.54)	$ (1.32)
Net loss	$ (5.75)	$ (3.78)	$ (1.21)
Weighted average common shares outstanding	58,657	54,173	52,622
Cash dividends declared on common stock	$ -	$ 0.60	$ 1.70

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2003, 2002 and 2001
(in thousands)

	2003	2002	2001
Net loss	$(310,144)	$(178,581)	$ (39,276)
Cumulative transition adjustment from interest rate swaps	-	-	248
Unrealized holding losses from interest rate swaps	-	-	(7,297)
Losses realized on interest rate swap terminations	-	-	7,049
Foreign currency translation adjustment	9,577	277	(376)
Comprehensive loss	$(300,567)	$(178,304)	$ (39,652)

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2003, 2002, and 2001
(in thousands)

	Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2000	$ 293,265	69,415	$ 694	$ 2,064,909		$ (201,598)	$ (323,165)	$ 1,834,105
Foreign exchange translation					$ (376)			(376)
Issuance of treasury shares				1,920			7,906	9,826
Issuance of stock awards		3		(4,373)			4,373	
Amortization of stock awards				2,093				2,093
Repurchase of common shares							(4,127)	(4,127)
Allocation to minority interest				(5,091)				(5,091)
Dividends declared:								
$1.70 per common share						(89,917)		(89,917)
$1.95 per Series A preferred share						(11,662)		(11,662)
$2.25 per Series B depositary preferred share						(12,938)		(12,938)
Net loss						(39,276)		(39,276)
Other, net				(10)			567	557
Balance at December 31, 2001	293,265	69,418	694	2,059,448	(376)	(355,391)	(314,446)	1,683,194
Foreign exchange translation					277			277
Issuance of Series B preferred stock	25,645			(1,836)				23,809
Issuance of stock awards		5		(1,121)			1,121	
Amortization of stock awards				2,088				2,088
Conversion of preferred stock	(3)			3				
Conversion of operating partnership units into common shares		5,713	57	73,414				73,471
Allocation from minority interest				72,534				72,534
Dividends declared:								
$0.60 per common share						(33,570)		(33,570)
$1.95 per Series A preferred share						(11,662)		(11,662)
$2.25 per Series B depositary preferred share						(14,630)		(14,630)
Net loss						(178,581)		(178,581)
Other, net							(113)	(113)
Balance at December 31, 2002	318,907	75,136	751	2,204,530	(99)	(593,834)	(313,438)	1,616,817
Foreign exchange translation					9,577			9,577
Issuance of stock awards		6		(1,873)			1,873	
Amortization of stock awards				2,210				2,210
Common stock exchange for treasury stock		(5,713)	(57)	(109,295)			109,352	
Conversion of operating partnership units into common shares				(2,495)			4,936	2,441
Allocation from minority interest				2,279				2,279
Dividends declared:								
$1.95 per Series A preferred share						(11,662)		(11,662)
$2.25 per Series B depositary preferred share						(15,246)		(15,246)
Net loss						(310,144)		(310,144)
Balance at December 31, 2003	$ 318,907	69,429	$ 694	$ 2,095,356	$ 9,478	$ (930,886)	$ (197,277)	$ 1,296,272

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2002, and 2001
(in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net loss	$(310,144)	$(178,581)	$ (39,276)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	140,225	152,817	157,692
Gain on sale of assets	(2,660)	(6,061)	(3,417)
Amortization of deferred financing fees	4,996	5,297	5,292
Accretion (amortization) of debt	590	407	17
Allowance for doubtful accounts	309	(9)	220
Amortization of unearned officers' and directors' compensation	2,210	2,088	2,093
Equity in loss (income) from unconsolidated entities	(2,370)	10,127	(7,346)
Charge-off of deferred financing costs	2,834	3,222	1,270
Gain on early extinguishment of debt	(1,611)	-	-
Lease termination costs	-	-	36,604
Impairment loss on investment in hotels and hotels held for sale	245,509	144,085	7,000
Minority interests	(20,588)	(12,622)	(7,283)
Changes in assets and liabilities:			
Accounts receivable	2,597	4,524	6,847
Other assets	(7,134)	(6,253)	1,596
Accrued expenses and other liabilities	(6,978)	(11,750)	(16,543)
Net cash flow provided by operating activities	47,785	107,291	144,766
Cash flows provided by (used in) investing activities:			
Acquisition of hotels	-	(49,778)	-
Improvements and additions to hotels	(64,045)	(60,793)	(65,446)
Cash from acquisition of lessees and consolidation of venture	2,705	-	29,731
Proceeds from sale of assets	104,131	29,001	66,330
Cash distributions from unconsolidated entities	8,848	11,310	8,132
Net cash flow provided by (used in) investing activities	51,639	(70,260)	38,747
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	321,119	-	1,122,172
Net proceeds from sale of preferred stock	-	23,809	-
Repayment of borrowings	(198,426)	(62,460)	(1,020,290)
Payment of debt issue costs	(6,656)	(1,455)	(13,801)
Purchase of treasury stock, stock grants, and assumed stock options	-	(113)	(4,127)
Proceeds from exercise of stock options	-	-	678
Distributions paid to other partnerships' minority interests	-	(2,058)	(4,799)
Distributions paid to FelCor LP limited partners	(492)	(3,696)	(20,211)
Distributions paid to preferred stockholders	(26,908)	(25,907)	(24,600)
Distributions paid to common stockholders	(8,796)	(27,378)	(115,883)
Net cash flow provided by (used in) financing activities	79,841	(99,258)	(80,861)
Effect of exchange rate changes on cash	229	27	30
Net change in cash and cash equivalents	179,494	(62,200)	102,682
Cash and cash equivalents at beginning of periods	66,542	128,742	26,060
Cash and cash equivalents at end of periods	$ 246,036	$ 66,542	$ 128,742
Supplemental cash flow information —			
Interest paid	$ 160,407	$159,401	$ 164,261

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

In 1994, FelCor Lodging Trust Incorporated, or FelCor, went public as a real estate investment trust, or REIT, with six hotels and a market capitalization of $120 million. We are now the nation's second largest lodging REIT and the largest owner of full service, all-suite hotels in the nation. At December 31, 2003, our hotel portfolio included 71 full service, all-suite hotels, and we are the owner of the greatest number of Embassy Suites Hotels®, Crowne Plaza®, Holiday Inn® and independently-owned Doubletree® hotels in North America. Our portfolio also includes 75 hotels in the upscale and full service segments.

FelCor is the sole general partner of, and the owner of an approximately 95% limited partnership interest in, FelCor Lodging Limited Partnership, or FelCor LP. All of our operations are conducted solely through FelCor LP, or its subsidiaries.

At December 31, 2003, we had ownership interests in 166 hotels. We owned a 100% real estate interest in 129 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels, a 51% interest in an entity owning eight hotels and 50% interests in unconsolidated entities that own 20 hotels. As a result of our ownership interests in the operating lessees of 161 of these hotels, we reflect their operating revenues and expenses in our consolidated statements of operations. The operations of 159 of the 161 hotels were included in continuing operations at December 31, 2003. The remaining two hotels were held for sale as of December 31, 2003, and where their operations are included in discontinued operations. The operating revenues and expenses of the remaining five hotels are unconsolidated.

At December 31, 2003, we had an aggregate of 62,154,264 shares of FelCor common stock and units of FelCor LP limited partnership interest outstanding.

The following table reflects the distribution, by brand, of the 159 hotels included in our consolidated hotel continuing operations at December 31, 2003:

Brand	Hotels	Rooms
Embassy Suites Hotels	56	14,279
Doubletree and Doubletree Guest Suites®	10	2,206
Holiday Inn - branded	48	15,178
Crowne Plaza and Crowne Plaza Suites®	15	5,108
Sheraton® and Sheraton Suites®	10	3,269
Other brands	20	4,252
Total hotels	159	

The hotels shown in the above table are located in the United States (33 states) and Canada (two hotels), with concentrations in Texas (38 hotels), California (19 hotels), Florida (16 hotels) and Georgia (14 hotels). Approximately 55% of our hotel room revenues were generated from hotels in these four states during 2003.

At December 31, 2003, of the 159 consolidated hotels included in continuing operations, (i) subsidiaries of IHG managed 70, (ii) subsidiaries of Hilton managed 66, (iii) subsidiaries of Starwood managed 11, (iv) subsidiaries of Interstate Hotels & Resorts, or Interstate, managed 10, and (v) two independent management companies managed one each.

Certain reclassifications have been made to prior period financial information to conform to the current period's presentation with no effect to previously reported net loss or stockholders' equity.

2. Summary of Significant Accounting Policies

Principles of Consolidation — Our accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Investments in unconsolidated entities (50 percent owned ventures) are accounted for by the equity method.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Hotels — Our hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of 40 years for buildings, 15 to 20 years for improvements and three to seven years for furniture, fixtures, and equipment.

We periodically review the carrying value of each of our hotels to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows over the shorter of the hotel's estimated useful life or the expected hold period, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, we make an adjustment to reduce carrying value of the hotel to its then fair value. We use recent operating results and current market information to arrive at our estimates of fair value.

Maintenance and repairs are expensed and major renewals and improvements are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from our accounts and the related gain or loss is included in operations.

Acquisition of Hotels — Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment, and inventory. We allocate the purchase price among these asset classes based upon their respective values determined in accordance with Statement of Financial Accounting Standards, or SFAS, 141, "Business Combinations." When we acquire properties, we acquire them for use. The only intangible assets typically acquired consist of miscellaneous operating agreements all of which are of short duration and at market rates. We do not generally acquire any significant in-place leases or other intangible assets (e.g., management agreements, franchise agreements or trademarks) when we acquire hotels. In conjunction with the acquisition of a hotel, we typically negotiate new franchise and management agreements with the selected brand owner and manager.

Investment in Unconsolidated Entities — We own a 50% interest in various real estate ventures in which the partners or members jointly make all material decisions concerning the business affairs and operations. Additionally, we also own a preferred equity interest in one of these real estate ventures. Because we do not control these entities, we carry our investment in unconsolidated entities at cost, plus our equity in net earnings or losses, less distributions received since the date of acquisition and any adjustment for impairment. Our equity in net earnings or losses is adjusted for the straight-line depreciation, over the lower of 40 years or the remaining life of the venture, of the difference between our cost and our proportionate share of the underlying net assets at the date of acquisition. Our investment in unconsolidated entities is periodically reviewed for other than temporary declines in market value. Any decline that is not expected to recover in the next 12 months is considered other than temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows and market capitalization rates.

2. Summary of Significant Accounting Policies — (continued)

Hotels Held for Sale — We consider each individual hotel to be an identifiable component of our business. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we do not consider hotels as "held for sale" until it is probable that the sale will be completed within one year. Once a hotel is "held for sale" the operations related to the hotel are included in discontinued operations. We consider a hotel as "held for sale" once we have executed a contract for sale, allowed the buyer to complete their due diligence review, and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer's obligation to perform have been satisfied, we do not consider a sale to be probable.

We do not depreciate hotel assets so long as they are classified as "held for sale." Upon designation of a hotel as being "held for sale," and quarterly thereafter, we review the carrying value of the hotel and, as appropriate, adjust its carrying value to the lesser of depreciated cost and fair value, less cost to sell, in accordance with SFAS 144. Any such adjustment in the carrying value of a hotel classified as "held for sale" is reflected in discontinued operations. We include in discontinued operations the operating results of those hotels that are classified as "held for sale" or that have been sold.

Cash and Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. Included in cash and cash equivalents is $14.2 million and $16.4 million in 2003 and 2002, respectively, which is held in escrow under certain of our debt agreements.

We place cash deposits at major banks. Our bank account balances may exceed the Federal Depository Insurance Limits of $100,000; however, management believes the credit risk related to these deposits is minimal.

Deferred Expenses — Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using a method that approximates the interest method over the maturity of the related debt.

Other Assets — Other assets consist primarily of hotel operating inventories, prepaid expenses and deposits.

Revenue Recognition — Beginning in January 2001, in conjunction with the effectiveness of the REIT Modernization Act, or RMA, we started acquiring our lessees and leases and began to earn room revenue, food and beverage revenue and other revenue through the operations of our hotels.

As a result of the acquisition of our lessees, approximately 99.9% of our revenue is comprised of hotel operating revenues, such as room revenue, food and beverage revenue, and revenue from other hotel operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remaining 0.1% of our revenue is from retail space rental revenue and other sources.

We do not have any time-share arrangements and do not sponsor any frequent guest programs for which we would have any contingent liability. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest), as incurred. When a guest redeems accumulated frequent guest points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. Associated with the frequent guest programs, we have no loss contingencies or ongoing obligation beyond what is paid to the brand owner at the time of the guest's stay.

2. Summary of Significant Accounting Policies — (continued)

Foreign Currency Translation — Results of operations for our Canadian hotels are maintained in Canadian dollars and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income.

Capitalized Cost — We capitalize interest and certain other costs, such as property taxes, land leases, and property insurance relating to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2003, 2002, and 2001, were approximately $2.0 million, $1.4 million and $1.2 million, respectively.

Net Income (Loss) Per Common Share — We compute basic earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. We compute diluted earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares and equivalents outstanding. Common stock equivalents represent shares issuable upon exercise of stock options and unvested officers' restricted stock grants.

For all years presented, our Series A Cumulative Preferred Stock, or Series A preferred stock, if converted to common shares, would be antidilutive; accordingly we do not assume conversion of the Series A preferred stock in the computation of diluted earnings per share. For all years presented, stock options granted are not included in the computation of diluted earnings per share because the average market price of the common stock during each respective year exceeded the exercise price of the options.

Stock Compensation — We apply Accounting Principles Board, or APB, Opinion 25 and related interpretations in accounting for our stock based compensation plans for stock based compensation issued prior to January 1, 2003. In 1995, SFAS 123, "Accounting for Stock-Based Compensation," was issued, which, if fully adopted by us, would have changed the methods we apply in recognizing the cost of the plans. As permitted under the transition provisions of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," we began recognizing compensation expense in accordance with SFAS 123 for all new awards issued after December 31, 2002. Had the compensation cost for our stock-based compensation plans been determined in accordance with SFAS 123 prior to January 1, 2003, our net income or loss and net income or loss per common share for the periods presented would approximate the pro forma amounts below (in thousands, except per share data):

	2003	2002	2001
Loss from continuing operations, as reported	$(296,948)	$(111,389)	$(44,909)
Add stock based compensation included in the net loss, as reported	2,210	2,088	2,093
Less stock based compensation expense that would have been included in the determination of net loss if the fair value method had been applied to all awards	(2,355)	(2,617)	(2,704)
Loss from continuing operations, pro forma	$(297,093)	$(111,918)	$(45,520)
Basic and diluted net loss from continuing operations per common share:			
As reported	$ (5.52)	$ (2.54)	$ (1.32)
Pro forma	$ (5.52)	$ (2.55)	$ (1.33)

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

Derivatives — We record derivatives in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

2. Summary of Significant Accounting Policies — (continued)

Segment Information — SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one operating segment.

Distributions and Dividends — We and FelCor LP have historically paid regular quarterly distributions on our common stock and partnership units. Additionally, we have paid regular quarterly dividends on our preferred stock in accordance with our preferred stock dividend requirements. In 2003, we announced that, as the result of declines in our portfolio's average daily rate, which was attributed to the uncertain geopolitical environment and soft business climate, along with the risk of further margin deterioration, we suspended payment of regular common dividends. Our ability to make distributions is dependent on our receipt of quarterly distributions from FelCor LP, and FelCor LP's ability to make distributions is dependent upon the results of operations of our hotels.

Minority Interests — Minority interests in FelCor LP and other consolidated subsidiaries represent the proportionate share of the equity in FelCor LP and other consolidated subsidiaries not owned by us. We allocate income and loss to minority interest based on the weighted average percentage ownership throughout the year.

Income Taxes — We have elected to be treated as a REIT under Sections 856 to 860 of the Internal Revenue Code. We generally lease our hotels to wholly-owned taxable REIT subsidiaries, or TRSs, that are subject to federal and state income taxes. We account for income taxes in accordance with the provisions of SFAS 109. Under SFAS 109, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

3. Acquisition of Hotel Leases

As a result of the passage of the RMA, effective January 1, 2001, we acquired 100% of DJONT Operations, L.L.C., or DJONT, which owned leases on 85 of our hotels, and contributed it to a TRS. In consideration, FelCor LP issued 416,667 of its units, valued at approximately $10 million, and we assumed DJONT's accumulated stockholders' deficit of $25 million, which we expensed as lease termination cost in 2001. On January 1, 2001, we acquired from IHG the leases covering 11 hotels, terminated one additional lease in connection with the sale of the related hotel and terminated the 12 related management agreements in exchange for 413,585 shares of our common stock valued at approximately $10 million. Of this $10 million in consideration, we expensed approximately $2 million as lease termination costs in 2001 and $8 million in 2000.

We purchased certain assets and assumed certain liabilities in connection with the acquisition of the leases on these 96 hotels. The fair values of the acquired assets and liabilities at January 1, 2001, are as follows (in thousands):

Cash and cash equivalents	$25,300
Accounts receivable	30,214
Other assets	17,318
Total assets acquired	72,832
Accounts payable	18,656
Due to FelCor Lodging Trust	30,687
Accrued expenses and other liabilities	40,372
Total liabilities assumed	89,715
Liabilities assumed in excess of assets acquired	16,883
Value of common stock and FelCor LP units issued	19,721
Lease termination costs	$36,604

3. Acquisition of Hotel Leases — (continued)

We acquired 88 hotel leases held by IHG on July 1, 2001. In consideration for the acquisition of these leases, we entered into long-term management agreements with IHG with regard to these hotels and issued to IHG 100 shares of our common stock. The management fees payable to IHG include compensation to IHG for both management services and the acquisition of the 88 leases and, as such, are higher than we pay to other managers for comparable services. Management fees payable under these management contracts are expensed as incurred.

We purchased certain assets and acquired certain liabilities with the acquisition of the 88 hotel leases. The fair value of the acquired assets and liabilities at July 1, 2001, are as follows (in thousands):

Cash and cash equivalents	$ 4,431
Accounts receivable	30,964
Other assets	6,941
Total assets acquired	$42,336
Accounts payable	$ 7,660
Accrued expenses and liabilities	34,676
Total liabilities assumed	$42,336

4. Investment in Hotels

Investment in hotels at December 31, 2003 and 2002, consists of the following (in thousands):

	2003	2002
Building and improvements	$3,142,853	$3,399,151
Furniture, fixtures and equipment	512,927	492,750
Land	333,060	353,972
Construction in progress	1,124	9,745
	3,989,964	4,255,618
Accumulated depreciation	(886,168)	(782,166)
	$3,103,796	$3,473,452

In 2003, we sold parking garages adjacent to our hotels in Philadelphia, Pennsylvania, and San Francisco, California, for net sales proceeds of $12.1 million and realized aggregate gains of $0.3 million. Discussions of 2003 hotel dispositions are included in our Discontinued Operations footnote.

In August 2002, we contributed five of the hotels held for sale to a joint venture in which we retained a 50% equity interest and an independent hotel company holds the other 50% equity interest. We received net cash proceeds of approximately $4.4 million and retained a $1.4 million common equity interest and a $6.3 million preferred equity interest paying 8.19%. Also in August 2002, we sold our 71-room Holiday Inn Express hotel in Colby, Kansas, receiving net proceeds of $1.7 million. We recorded no gain or loss in connection with these transactions as the proceeds received approximated the book value of the properties.

In July 2002, we acquired the 208-suite SouthPark Suite Hotel in Charlotte, North Carolina for $14.5 million. We converted this hotel to a Doubletree Guest Suites hotel in October 2002. In July 2002, we acquired the 385-room Wyndham® resort and a lease on the Arcadian Shores Golf Club in Myrtle Beach, South Carolina. We converted this hotel to a Hilton hotel in April 2003, following a renovation. We purchased this hotel, adjacent land and a leasehold interest in the golf course for $35.3 million. We entered into a 15-year management agreement with Hilton for the hotel concurrent with the July 2002 closings. We utilized excess cash on hand to acquire these hotels.

4. Investment in Hotels — (continued)

In June 2002, we sold retail space associated with the Allerton Hotel located in Chicago, Illinois, for net proceeds of $16.7 million and recorded a net gain of approximately $5.1 million. In addition, in 2002 we also recognized a $0.2 million gain related to the condemnation of land adjacent to one of our hotels.

In April 2002, we sold our 183-room Doubletree Guest Suites hotel in Boca Raton, Florida, and received net sales proceeds of $6.5 million. We recorded a net gain of approximately $0.8 million on the sale.

In June 2001, we sold the 140-room Hampton Inn located in Marietta, Georgia, for a net sales price of $7 million. In September 2001, we sold the 119-room Hampton Inn located in Jackson, Mississippi, for a net sales price of $4 million. In November 2001, we sold the 129-room Doubletree Hotel located in Tampa, Florida for a net sales price of $3 million. We recorded no gain or loss from these sales.

In March 2001, we contributed eight of the hotels held for sale to a joint venture in which we retained a 50% equity interest and an affiliate of Interstate holds the other 50% equity interest. We contributed hotels with a book value of approximately $77 million, and received net cash proceeds of approximately $52 million. We retained an $8 million common equity interest and a $16.6 million preferred equity interest paying 8.85%. No gain or loss was recorded in connection with this transaction. We also made a loan of approximately $4 million to Interstate, secured by its interest in the venture. Effective June 1, 2003, we made a $0.2 million capital contribution to our joint venture with Interstate, which increased our ownership in that venture to more than 50 percent. As a result, we began consolidating this venture and its eight hotels. The consolidation of this venture increased our net investment in hotels by $73 million, increased our debt by $51 million and reduced our investment in unconsolidated entities by $19 million.

In 2001, we received $3.9 million from the condemnation of three parcels of land and recorded a gain of $2.9 million. In 2001, we sold an undeveloped parcel of land adjacent to one of our hotels in Atlanta and recorded a gain of $0.5 million.

We invested approximately $64 million and $61 million in additions and improvements to hotels during the years ended December 31, 2003 and 2002, respectively.

5. Impairment Charge

Our hotels are comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the remainder of our operations. Accordingly, we consider our hotels to be components as defined by SFAS 144 for purposes of determining impairment charges and reporting discontinued operations.

In 2003, we recorded impairment charges, under the provisions of SFAS 144, of $245.5 million ($224.6 million of which is included in continuing operations and the remainder is included in discontinued operations). The 2003 charges were primarily related to our third quarter decision to sell 11 IHG-managed hotels, following an amendment to the management agreements on these hotels, and our fourth quarter decision to sell an additional seven hotels. We also recorded additional impairment charges on certain of the non-strategic hotels identified for sale in 2002; these were primarily triggered by decreases in fair value estimates for these hotels.

In 2002, we recorded impairment charges of $144.1 million under the provisions of SFAS 144 ($70.2 million of which is included in continuing operations and the remainder is included in discontinued operations). This impairment charge related principally to our fourth quarter 2002 decision to sell 33 non-strategic hotels.

5. Impairment Charge — (continued)

In 2002, we also recorded an impairment charge of $13.4 million related to an other than temporary decline in value of certain equity method investments under the provisions of Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Common Stocks," or APB 18. In accordance with APB 18, other than temporary declines in fair value of our investment in unconsolidated entities result in reductions in the carrying value of these investments. We consider a decline in value in our equity method investments that is not estimated to recover within 12 months to be other than temporary.

In 2001, we recorded impairment charges of $7 million in conjunction with the designation of certain hotels as held for sale under the applicable provisions of SFAS 121.

The non-strategic hotels held for investment, which are included in our continuing operations, were tested for impairment as required by SFAS 144 using the undiscounted cash flows for the shorter of the estimated remaining holding periods or the useful life of the hotels. Those hotels that failed the impairment test described in SFAS 144 were written down to their current estimated fair value, before any selling expenses. These hotels continue to be depreciated over their remaining useful lives.

We may be subject to additional impairment charges in the event that operating results of individual hotels are materially different from our forecasts, the economy and lodging industry remains weak, or if we shorten our contemplated holding period for certain of our hotels.

6. Discontinued Operations

Condensed combined financial information for the 18 hotels included in discontinued operations is as follows:

	Year Ended December 31,		
	2003	2002	2001
Hotel operating revenue	$ 58,206	$ 75,774	$54,711
Percentage lease revenue	-	-	7,935
Operating expenses	54,314	71,502	54,374
Operating income	3,892	4,272	8,272
Direct interest costs, net	(498)	(1,508)	(1,436)
Impairment loss	(20,926)	(73,917)	(727)
Gain on the early extinguishment of debt	1,280	-	-
Gain on disposition	2,376	200	482
Minority interest	680	3,761	(958)
Income (loss) from discontinued operations	$(13,196)	$(67,192)	$ 5,633

In October 2003, we sold four Holiday Inn-branded hotels in Ontario, Canada for net proceeds of $30.6 million; five hotels (Embassy Suites Hotels in Syracuse, New York, Phoenix, and Flagstaff, Arizona, and Doubletree Guest Suites hotels in Columbus, and Dayton, Ohio), for net proceeds of $48.2 million; a Crowne Plaza hotel in Greenville, South Carolina, for net proceeds of $4.2 million; and a Holiday Inn in Texarkana, Arkansas, for net proceeds of $2.5 million. From the sale of these hotels, we realized a net gain of $3.0 million on disposition, which included a $3.5 million gain from foreign currency translation previously recorded in other comprehensive income.

In August 2003, we relinquished title to two low rise Harvey hotels in Dallas through a foreclosure action. This resulted in a gain of $0.3 million from the extinguishment of $9.7 million of debt (net of escrow balances).

6. Discontinued Operations — (continued)

In July 2003, we sold our Doubletree Guest Suites in Nashville, Tennessee, for net proceeds of approximately $3.0 million. In May 2003, we sold two non-strategic hotels, the 138-room Hampton Inn in Moline, Illinois, and the 132-room Hampton Inn in Davenport, Iowa, for aggregate net sales proceeds of $6.4 million. From the sale of these hotels we realized a net loss on disposition of $0.9 million.

The results of operations of these 16 hotels and the two hotels designated as held for sale at December 31, 2003, are presented in discontinued operations for the periods presented.

7. Investment in Unconsolidated Entities

We owned 50% interests in joint venture entities that owned 20 hotels at December 31, 2003, and 29 hotels at December 31, 2002. We also owned a 50% interest in entities that own an undeveloped parcel of land, provide condominium management services, develop condominiums in Myrtle Beach, South Carolina, and lease four hotels. We account for our investments in these unconsolidated entities under the equity method. We do not have any majority-owned subsidiaries that are not consolidated in our financial statements.

Summarized unaudited combined financial information for 100% of these unconsolidated entities is as follows (in thousands):

	December 31,	
	2003	2002
Balance sheet information:		
Investment in hotels, net of accumulated depreciation	$326,835	$383,249
Total assets	$366,046	$408,979
Debt	$275,209	$278,978
Total liabilities	$276,773	$279,887
Equity	$ 89,273	$129,854

Debt of our unconsolidated entities at December 31, 2003, consisted of $213.6 million of non-recourse mortgage debt, of which our pro rata share is $106.8 million.

Debt of our unconsolidated entities at December 31, 2003, also included $30.9 million of mortgage debt guaranteed by us and $30.7 million of mortgage debt guaranteed by Hilton, one of our joint venture partners. The debt guaranteed by us consisted primarily of 50% of a loan related to the construction of a residential condominium project in Myrtle Beach, South Carolina. The loan commitment is for $97.6 million of which approximately $61.4 million was outstanding as of December 31, 2003. Our guarantee reduces from 50% to 25% of the outstanding balance when the condominium project is completed and receives a certificate of occupancy, which we expect to occur in late 2004.

Our guarantee is a payment guarantee and will trigger in the event that the joint venture fails to pay interest or principal due under the debt agreement. The loan matures in August 2005 and bears interest at LIBOR plus 200 basis points. As of December 31, 2003, we have not established any liability related to our guarantees of debt because it is not probable that we will be required to perform under these guarantees.

7. Investment in Unconsolidated Entities — (continued)

Summarized unaudited combined statement of operations information for 100% of our unconsolidated entities is as follows (in thousands):

	2003	2002	2001
Total revenues	$75,456	$84,926	$82,776
Net income	$ 9,438	$ 8,818	$17,498
Net income attributable to FelCor	$ 4,459	$ 4,409	$ 8,749
Preferred return	514	1,341	1,103
Depreciation of cost in excess of book value	(2,603)	(2,458)	(2,506)
Impairment loss	-	(13,419)	-
Equity in income (loss) from unconsolidated entities	$ 2,370	$(10,127)	$ 7,346

A summary of the components of our investment in unconsolidated entities as of December 31, 2003 and 2002, is as follows:

	2003	2002
Hotel investments	$114,178	$141,403
Land and condominium investments	2,523	2,452
Hotel lessee investments	(148)	(1,912)
	$116,553	$141,943

A summary of the components of our equity in income (loss) of unconsolidated entities for the years ended December 31, 2003, 2002, and 2001, are as follows:

	2003	2002	2001
Hotel investments, including an impairment loss in 2002 of $13,419	$2,981	$ (8,852)	$7,983
Hotel lessee operations	(611)	(1,275)	(637)
	$2,370	$(10,127)	$7,346

8. Debt

Debt at December 31, 2003 and 2002, consists of the following (in thousands):

	Encumbered Hotels	Interest Rate at December 31, 2003	*Maturity* Date	Balance Outstanding December 31, 2003	December 31, 2002
Promissory note	none	3.12[a]	June 2016	$ 650	$ 650
Senior unsecured term notes	none	4.36[b]	Oct. 2004	174,888	174,760
Senior unsecured term notes	none	5.19[b]	Oct. 2007	124,617	124,518
Senior unsecured term notes	none	10.00	Sept. 2008	596,865	596,195
Senior unsecured term notes	none	9.00	June 2011	298,158	297,907
Total unsecured debt[c]		8.42		1,195,178	1,194,030
Secured debt facility	14 hotels	-	December 2004	-	-
Mortgage debt	10 hotels	3.62[d]	May 2006	148,080	-
Mortgage debt	15 hotels	5.96[e]	Nov. 2007	131,721	134,738
Mortgage debt	7 hotels	7.54	April 2009	92,445	94,288
Mortgage debt	6 hotels	7.55	June 2009	69,566	70,937
Mortgage debt	8 hotels	8.70	May 2010	178,118	180,534
Mortgage debt	7 hotels	8.73	May 2010	138,200	140,315
Mortgage debt	1 hotel	4.00[a]	August 2008	15,500	-
Mortgage debt	1 hotel	7.23	October 2005	11,286	54,993
Mortgage debt	8 hotels	7.48	April 2011	50,305	-
Other	1 hotel	9.17	August 2011	6,956	7,299
Total secured debt[c]	78 hotels	6.98		842,177	683,104
Total[c]		7.82%		$2,037,355	$1,877,134

(a) Variable interest rate based on LIBOR, which was 1.1% as of December 31, 2003.
(b) These notes were matched with interest rate swap agreements that effectively converted the fixed interest rate on the notes to a variable interest rate based on LIBOR.
(c) Interest rates are calculated based on the weighted average outstanding debt at December 31, 2003.
(d) Variable interest rate based on LIBOR. This debt may be extended at our option for up to two, one-year periods.
(e) $100 million of this note was matched with interest rate swap agreements that effectively converted the fixed interest rate on this note to a variable interest rate based on LIBOR.

We reported interest expense net of interest income of $2.3 million, $2.1 million and $2.9 million and capitalized interest of $0.6 million, $0.8 million and $0.8 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

Interest expense associated with the $300 million in senior debt that was repaid in October 2001, relating to our terminated merger with MeriStar Hospitality Corporation, or MeriStar, was $5.5 million, and is presented net of $2.9 million of interest income from the proceeds of the senior notes held in escrow, during the year ended December 31, 2001.

8. Debt — (continued)

We charged off $2.8 million and $3.2 million of unamortized deferred costs as a result of a reduction of the line of credit commitments in 2003 and 2002, respectively. In 2001, we recorded charge-offs of $0.2 million and $1 million of unamortized costs related to the prepayment of floating rate debt and the renewal of the line of credit, respectively.

In June 2003, we entered into a new secured delayed draw facility with JPMorgan Chase Bank for up to $200 million. Through the date of this filing, there have been no borrowings under this facility, and we have an estimated $174 million of borrowing capacity based on the underwritten cash flows of the 14 hotels currently securing this facility. The amount available to us under this facility will fluctuate, prior to conversion into commercial mortgage backed security (CMBS) loans, depending upon the number of hotels provided as security and the underwritten cash flows of those hotels, from time to time. This non-recourse facility has an initial term of 18 months that can be extended for an additional six months at our option and carries a floating interest rate of LIBOR plus 2.25 to 2.75 percent. The outstanding balances on this loan facility will be converted by the lender into fixed rate or floating rate CMBS loans, and we have a one-time option to convert up to $75 million in borrowings to a floating rate CMBS loan. Upon conversion, the fixed rate loans will have a term of 10 years, and any floating rate loans will have a maximum term of five years.

In 2003, we made prepayments on two secured loans of $12.3 million and recorded gains from debt extinguishment of $1.3 million.

In April 2003, we entered into a $150 million non-recourse facility consisting of a $115 million first mortgage loan and $35 million of mezzanine financing, at a combined floating interest rate of LIBOR plus 2.50 percent. The mortgage loan is secured by 10 full service hotels. The equity interests in the related special purpose ownership entities secure the mezzanine debt. The first mortgage loan and mezzanine debt mature in May 2006, but may be extended at our option for up to two, one-year option periods. The proceeds were used to pay off all then outstanding borrowings under our unsecured line of credit.

In March 2003, we completed the refinancing of $15.5 million of secured debt that was to mature in late 2003. Under the refinancing terms, this fixed rate debt was converted to a floating interest rate of LIBOR plus 285 basis points effective August 2003. The new maturity is August 2008.

In 2003, by amendment, we reduced our unsecured line of credit commitments from $300 million to $50 million and obtained more relaxed covenant levels. In March 2004, we elected to terminate our line of credit, which is expected to result in the first quarter charge-off of unamortized loan costs of approximately $0.3 million and produce cash savings of approximately $0.4 million during the remainder of 2004. At December 31, 2003, and at the date of termination of the line of credit, there were no borrowings under the line of credit, and we were in compliance with all applicable covenants.

Most of our mortgage debt is non-recourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment penalties, yield maintenance or defeasance obligations. Our liability with regard to non-recourse debt is generally limited to the guarantee of the borrowing entity's obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds and other typical exceptions from the non-recourse provisions in the mortgages, such as for environmental liabilities.

8. Debt — (continued)

Our publicly-traded senior unsecured notes require that we satisfy total leverage, secured leverage and interest coverage tests in order to: incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; pay dividends in excess of the minimum dividend required to meet the REIT qualification test; repurchase capital stock; or merge. As of the date of this filing, we have satisfied all such tests, however, under the terms of two of our indentures, we are prohibited from repurchasing any of our capital stock, whether common or preferred, subject to certain exceptions, so long as our debt-to-EBITDA ratio, as defined in the indentures, exceeds 4.85 to 1. Our current debt-to-EBITDA ratio exceeds that ratio and is expected to do so for the foreseeable future. Accordingly, we are prohibited from purchasing any of our capital stock, except as permitted under limited exceptions, such as from the proceeds of a substantially concurrent issuance of other capital stock.

If actual operating results fail to meet our current expectations, as reflected in our public guidance, or if interest rates increase unexpectedly, we may be unable to continue to satisfy the incurrence test under the indentures governing our senior unsecured notes. In such an event, we may be prohibited from utilizing the undrawn amounts currently available to us under our $174 million secured debt facility, except to repay or refinance maturing debt with similar priority in the capital structure, and may be prohibited from, among other things, incurring any additional indebtedness or paying dividends on our preferred or common stock, except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income. In the event of our failure of this incurrence test, based upon our current estimates of taxable income for 2004, we would be unable to distribute the full amount of dividends accruing under our outstanding preferred stock in 2004 and, accordingly, could pay no dividends on our common stock.

As a consequence of the prolonged economic slowdown, its impact on the travel and lodging industries and our higher secured debt levels, Moody's lowered its ratings on our $1.2 billion in senior unsecured debt to B1, in June 2003. This downgrade, along with a similar downgrade by Standard & Poor's earlier in the year to B, triggered a 50 basis point step-up in interest rates on $900 million of our senior unsecured debt, which will continue in effect unless and until either Moody's raises its ratings on our senior unsecured debt to Ba3 or Standard & Poor's raises its rating to BB-. In late 2003, Standard & Poor's further reduced its rating on our senior unsecured debt to B-.

Future scheduled principal payments on debt obligations at December 31, 2003, are as follows (in thousands):

Year	
2004	$ 192,333
2005	28,089
2006[(a)]	156,328
2007	258,793
2008	629,300
2009 and thereafter	776,765
	2,041,608
Discount accretion over term	(4,253)
	$2,037,355

(a) Approximately $148 million of this debt may be extended at our option for up to two, one-year periods.

9. Derivatives

On the date we enter into a derivative contract, we designate the derivative as a hedge to the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), or the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge). For a fair value hedge, the gain or loss is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. At December 31, 2003, all of our outstanding hedges were fair value hedges.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy, relating to our various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or specific firm commitments. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows or fair values of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When we determine that a derivative is not (or has ceased to be) highly effective as a hedge, we will discontinue hedge accounting, prospectively.

In the normal course of business, we are exposed to the effect of interest rate changes. We limit these risks by following established risk management policies and procedures including the use of derivatives. It is our objective to use interest rate hedges to manage our fixed and floating interest rate position and not to engage in speculation on interest rates. We manage interest rate risk based on the varying circumstances of anticipated borrowings, and existing floating and fixed rate debt. We will generally seek to pursue interest rate risk mitigation strategies that will result in the least amount of reported earnings volatility under generally accepted accounting principles, while still meeting strategic economic objectives and maintaining adequate liquidity and flexibility. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To manage the relative mix of our debt between fixed and variable rate instruments, through December 31, 2003, we had entered into fifteen interest rate swap agreements with five financial institutions with an aggregate notional value of $400 million. These interest rate swap agreements modify a portion of the interest characteristics of our outstanding fixed rate debt, without an exchange of the underlying principal amount, and effectively convert fixed rate debt to a variable rate.

To determine the fair values of our derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The interest rate swap agreements held at December 31, 2003, are designated as fair value hedges, are marked to market through the income statement, but are offset by the change in fair value of our swapped outstanding fixed rate debt. The estimated unrealized net gain on these interest rate swap agreements was approximately $5.5 million at December 31, 2003, and represents the amount we would receive if the agreements were terminated, based on current market rates.

9. Derivatives — (continued)

The fixed rates we will receive and the variable rates we will pay under these swaps, as of December 31, 2003, are summarized in the following table:

Swap Maturity	Notional Amount (in millions)	Number of Swaps	Weighted-average Spread Paid in Excess of LIBOR	Fixed Rate Received
October 2004	$175	6	3.20%	7.38%
October 2007	125	5	4.03%	7.63%
November 2007	100	4	4.35%	7.46%
	$400		3.77%[(a)]	7.42%[(a)]

(a) Based on the weighted average as of December 31, 2003.

The amounts paid or received by us under the terms of the interest rate swap agreements are accrued as interest rates change, and we recognize them as an adjustment to interest expense, which will have a corresponding effect on our future cash flows. The interest rate swaps decreased interest expense by $7.2 million and $4.0 million during the years ended December 31, 2003 and 2002, respectively and increased interest expense by $0.5 million for the year ended December 31, 2001. Our interest rate swaps have monthly to semi-annual settlement dates. Agreements such as these contain a credit risk in that the counterparties may be unable to fulfill the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties. The Standard & Poor's credit ratings for the financial institutions that are counterparties to our interest rate swap agreements range from A+ to AA-.

To fulfill requirements under the $150 million secured loan facility executed in April 2003, we purchased 6% interest rate caps with a notional amount of $150 million. We concurrently sold interest rate caps with identical terms. These interest rate cap agreements have not been designated as hedges. The fair value of both the purchased and sold interest rate caps were $0.2 million at December 31, 2003, resulting in no net earnings impact.

10. Fair Value of Financial Instruments

SFAS 107 requires disclosures about the fair value of all financial instruments, whether or not recognized for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2003. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Our estimates of the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; (ii) debt is based upon effective borrowing rates for issuance of debt with similar terms and remaining maturities; and (iii) our interest rate swaps and the hedged debt are recorded at estimates of fair value, which are based on the amount that we estimate we would currently receive upon termination of these instruments at current market rates and with reasonable assumptions about relevant future market conditions. The estimated fair value of our debt of $2.0 billion is $2.1 billion at December 31, 2003.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

11. Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our taxable income to our stockholders. We currently intend to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate level federal income taxes on net income we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state and local taxes.

We generally lease our hotels to wholly-owned TRSs that are subject to federal and state income taxes. In 2003, we also contributed certain hotel assets to our wholly-owned TRSs. We account for income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes." Under SFAS 109, we account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Reconciliation between TRSs GAAP net loss and taxable loss:

The following table reconciles the TRS GAAP net loss to taxable loss for the years ended December 31, 2003, 2002, and 2001 (in thousands):

	2003	2002	2001
GAAP net loss	$(310,144)	$(178,581)	$(39,276)
GAAP net loss from REIT operations	171,463	123,595	6,064
GAAP net loss of taxable subsidiaries	(138,681)	(54,986)	(33,212)
Impairment loss not deductible for tax	39,303	-	-
Tax loss in excess of book gains on sale of hotels	(31,423)	-	-
Depreciation and amortization[a]	(1,625)	-	-
Employee benefits not deductible for tax	2,381	(2,924)	5,085
Other book/tax differences	(2,997)	9	4,488
Tax loss of taxable subsidiaries	$(133,042)	$ (57,901)	$(23,639)

(a) The changes in book/tax differences in depreciation and amortization principally resulting from book and tax basis differences, differences in depreciable lives and accelerated depreciation methods.

12. Capital Stock — (continued)

In 2002, we issued 1,025,800 depositary shares, representing 10,258 shares of our Series B preferred stock at $24.37 per depositary share to yield 9.4%. We used the net proceeds of $23.8 million for working capital and discretionary capital expenditures.

At December 31, 2003, all dividends then payable on the Series A and Series B preferred stock had been paid.

FelCor LP Units

We are the sole general partner of FelCor LP and are obligated to contribute the net proceeds from any issuance of our equity securities to FelCor LP in exchange for units of partnership interest, or Units, corresponding in number and terms to the equity securities issued by us. Units of limited partner interest may also be issued by FelCor LP to third parties in exchange for cash or property, and Units so issued to third parties are redeemable at the option of the holders thereof for a like number of shares of our common stock or, at our option, for the cash equivalent thereof. During 2003, 256,118 Units were exchanged for a like number of common stock issued from treasury stock. During 2002, 5,713,185 Units owned by a subsidiary of IHG, were exchanged for a like number of shares of our newly issued common stock, and 2,492 Units were redeemed for $49,000 in cash. The exchange with IHG resulted in an increase in our ownership of limited partnership interests in FelCor LP from approximately 85% to 95%, which decreased the minority interest liability related to FelCor LP by approximately $145 million.

During 2003, 5,713,185 shares of common stock were retired for the same number of treasury shares.

In consideration for the acquisition of all the equity interests in DJONT, FelCor LP issued 416,667 Units on January 1, 2001. This transaction reduced our ownership of limited partnership interests in FelCor LP from approximately 86% to approximately 85%, which increased the minority interest liability related to FelCor LP by approximately $10 million at December 31, 2001.

13. Hotel Operating Revenue, Departmental Expenses and Other Property Operating Costs

Hotel operating revenue from continuing operations was comprised of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Room revenue	$ 947,254	$ 979,830	$ 824,263
Food and beverage revenue	188,582	195,991	147,305
Other operating departments	63,003	64,718	56,565
Total hotel operating revenues	$1,198,839	$1,240,539	$1,028,133

Approximately 99.9% of our revenue was comprised of hotel operating revenues, which includes room revenue, food and beverage revenue, and revenue from other hotel operating departments (such as telephone, parking and business centers), in 2003 and 2002. Approximately 90.3% of our revenue was comprised of hotel operating revenues in 2001. These revenues are recorded net of any sales or occupancy taxes collected from our guests. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remaining 0.1% of our revenue was from retail space rental revenue and other sources in 2003 and 2002. In 2001 approximately 9.4% of revenue was comprised of percentage rent from 88 hotel leases held by IHG, which were acquired on July 1, 2001.

13. Hotel Operating Revenue, Departmental Expenses and Other Property Operating Costs — (continued)

We do not have any time-share arrangements and do not sponsor any guest frequency programs for which we would have any contingent liability. We participate in guest frequency programs sponsored by the brand owners of our hotels, and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest), as incurred. When a guest redeems accumulated guest frequency points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. Associated with the guest frequency programs, we have no loss contingencies or ongoing obligation beyond what is paid to the brand owner at the time of the guest's stay.

Included in total hotel operating revenue for 2003 was $12.9 million of hotel operating revenue from the consolidation of our joint venture with Interstate in June 2003. This joint venture had been previously accounted for by the equity method.

Hotel departmental expenses from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Room	$255,102	$249,120	$201,554
Food and beverage	150,975	153,123	114,071
Other operating departments	30,011	29,913	25,333
Total hotel departmental expenses	$436,088	$432,156	$340,958

Other property operating costs from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Hotel general and administrative expense	$116,641	$116,073	$ 93,002
Marketing	104,507	100,215	82,356
Repair and maintenance	69,171	65,274	51,573
Utilities	62,974	58,249	46,289
Total other property operating costs	$353,293	$339,811	$273,220

Included in hotel departmental expenses and other property operating costs were hotel compensation and benefit expenses of $397.4 million, $387.1 million and $301.1 million for the year ended December 31, 2003, 2002 and 2001, respectively.

Included in hotel operating expenses for the year ended December 31, 2003, was $9.7 million of hotel operating expense from the consolidation of our joint venture with Interstate in June 2003. This joint venture had been previously accounted for by the equity method.

11. Income Taxes — (continued)

Summary of TRSs net deferred tax asset:

At December 31, 2003 and 2002, our TRS had a deferred tax asset, prior to any valuation allowance, primarily comprised of the following (in thousands):

	2003	2002
Accumulated net operating losses of our TRS	$ 81,542	$ 30,986
Tax property basis in excess of book	14,476	-
Accrued employee benefits net deductible for tax	8,651	7,746
Bad debt allowance not deductible for tax	420	537
Gross deferred tax assets	105,089	39,269
Valuation allowance	(105,089)	(39,269)
Net deferred tax asset	$ -	$ -

We have provided a 100% valuation allowance against this asset as of December 31, 2003 and 2002, due to the uncertainty of realization and, accordingly, no provision or benefit for income taxes is reflected in the accompanying Consolidated Statements of Operations. As of December 31, 2003, the TRS has net operating loss carryforwards for federal income tax purposes of approximately $215,000 which are available to offset future taxable income, if any, through 2023.

Reconciliation between REIT GAAP net loss and taxable income:

The following table reconciles REIT GAAP net loss to taxable income for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
GAAP net loss from REIT operations	$(171,463)	$(123,595)	$ (6,064)
Book/tax differences, net:			
Depreciation and amortization[a]	14,236	32,719	34,746
Minority interests	(19,241)	(19,780)	(18,680)
Tax loss in excess of book gains on sale of hotels	(2,736)	(4,681)	(4,849)
Lease termination costs not deductible for tax	-	-	36,604
Impairment loss not deductible for tax	206,206	157,504	7,000
Other	(184)	1,355	2,751
Taxable income subject to distribution requirement[b]	$ 26,818	$ 43,522	$ 51,508

(a) Book/tax differences in depreciation and amortization principally result from differences in depreciable lives and accelerated depreciation methods.

(b) The dividend distribution requirement is 90%.

If we sell any asset acquired from Bristol Hotel Company, or Bristol, within 10 years after our merger with Bristol, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of the amount of gain that we recognize at the time of the sale, or the amount of gain that we would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value. The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability. If we are successful in selling the hotels that we have designated as non-strategic, the majority of which are Bristol hotels, we could incur corporate income tax with respect to the related built in gain, the amount of which cannot yet be determined. The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability. If we are successful in selling the hotels that we have designated as non-

11. Income Taxes — (continued)

strategic, the majority of which are Bristol hotels, we could incur corporate income tax with respect to the related built in gain. At the current time, we believe that we will be able to avoid any substantial built in gain tax on these sales through offsetting built in losses, like kind exchanges and other tax planning strategies.

Characterization of distributions:

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2003, 2002 and 2001, distributions paid per share were characterized as follows:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Common Stock						
Ordinary income	$ -	-	$0.42	70.10	$0.94	55.01
Return of capital	-	-	0.18	29.90	0.76	44.99
	$ -	-	$0.60	100.00	$1.70	100.00
Preferred Stock – Series A						
Ordinary income	$1.95	100.00	$1.95	100.00	$1.95	100.00
Preferred Stock – Series B						
Ordinary income	$2.25	100.00	$2.25	100.00	$2.25	100.00

12. Capital Stock

As of December 31, 2003, we had approximately $920 million of common stock, preferred stock, debt securities, and/or common stock warrants available for offerings under shelf registration statements previously declared effective.

Preferred Stock

Our board of directors is authorized to provide for the issuance of up to 20 million shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers, preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

In 1996, we issued 6.1 million shares of our Series A preferred stock at $25 per share. The Series A preferred stock bears an annual cumulative dividend payable in arrears equal to the greater of $1.95 per share or the cash distributions declared or paid for the corresponding period on the number of shares of common stock into which the Series A preferred stock is then convertible. Each share of the Series A preferred stock is convertible at the stockholder's option to 0.7752 shares of common stock, subject to certain adjustments, and could not be redeemed by us before April 30, 2001. During 2000, holders of 69,400 shares of Series A preferred stock converted their shares to 53,798 common shares, which were issued from treasury shares.

In 1998, we issued 5.75 million depositary shares, representing 57,500 shares of our Series B preferred stock at $25 per depositary share. We may call the Series B preferred stock and the corresponding depositary shares at $25 per depositary share. These shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any of our other securities. The Series B preferred stock has a liquidation preference of $2,500 per share (equivalent to $25 per depositary share) and is entitled to annual cumulative dividends at the rate of 9% of the liquidation preference (equivalent to $2.25 annually per depositary share).

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14. Taxes, Insurance and Lease Expense

Taxes, insurance and lease expense from continuing operations is comprised of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Operating lease expense [(a)]	$ 59,038	$ 61,348	$ 70,995
Real estate and other taxes	48,778	50,013	54,020
Property and general liability insurance	17,512	15,918	11,042
Total taxes, insurance and lease expense	$125,328	$127,279	$136,057

(a) Includes lease expense associated with 15 hotels owned by unconsolidated entities. Included in lease expense is $13.0 million, $15.4 million and $21.8 million in percentage rent for the year ended December 31, 2003, 2002 and 2001, respectively.

15. Land Leases and Hotel Rent

We lease land occupied by certain hotels from third parties under various operating leases that expire through 2073. Certain land leases contain contingent rent features based on gross revenue at the respective hotels. In addition, we recognize rent expense for 15 hotels that are owned by unconsolidated entities and are leased to our wholly-owned TRSs. These leases expire through 2015 and require the payment of base rents and contingent rent based on revenues at the respective hotels. Future minimum lease payments under our land lease obligations and hotel leases at December 31, 2003, are as follows (in thousands):

Year	
2004	$ 38,716
2005	37,850
2006	33,818
2007	13,485
2008	9,697
2009 and thereafter	132,878
	$266,444

16. Merger Termination Costs

On May 9, 2001, we entered into a merger agreement with MeriStar. On September 21, 2001, we announced jointly with MeriStar the termination of the merger. The decision to terminate the merger resulted from the September 11 terrorist attacks and their subsequent adverse impact on the financial markets. As a result of the merger termination, we expensed $19.9 million associated with the merger and $5.5 million in merger financing costs for the year ended December 31, 2001.

17. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 (in thousands, except per share data):

	2003	2002	2001
Numerator:			
Loss from continuing operations	$(296,948)	$ (111,389)	$ (44,909)
Less: Preferred dividends	(26,908)	(26,292)	(24,600)
Loss from continuing operations and applicable to common stockholders	(323,856)	(137,681)	(69,509)
Discontinued operations	(13,196)	(67,192)	5,633
Net loss applicable to common stockholders	$(337,052)	$ (204,873)	$(63,876)
Denominator:			
Denominator for basic loss per share – weighted average shares	58,657	54,173	52,622
Denominator for diluted loss per share – adjusted weighted average shares and assumed conversions	58,657	54,173	52,622
Loss per share data:			
Basic:			
Loss from continuing operations	$ (5.52)	$ (2.54)	$ (1.32)
Discontinued operations	$ (0.23)	$ (1.24)	$ 0.11
Net loss	$ (5.75)	$ (3.78)	$ (1.21)
Diluted:			
Loss from continuing operations	$ (5.52)	$ (2.54)	$ (1.32)
Discontinued operations	$ (0.23)	$ (1.24)	$ 0.11
Net loss	$ (5.75)	$ (3.78)	$ (1.21)

Securities that could potentially dilute basic earnings per share in the future that were not included in computation of diluted earnings per share, because they would have been antidilutive for the periods presented, are as follows (unaudited, in thousands):

	2003	2002	2001
Stock Options	-	7	49
Restricted shares granted but not vested	303	317	355
Series A preferred shares	4,636	4,636	4,636

Series A preferred dividends that would be excluded from net income (loss) applicable to common stockholders, if the Series A preferred shares were dilutive, were $11.7 million for 2003, 2002 and 2001.

18. Commitments and Related Party Transactions

The acquisition of DJONT, one of our primary lessees, was completed effective January 1, 2001. In consideration for the acquisition of DJONT, FelCor LP issued 416,667 units of limited partnership interest valued at approximately $10 million. The acquisition of DJONT required negotiations between us and the owners of DJONT, including Thomas J. Corcoran, Jr., our President, Chief Executive Officer, and a director of FelCor, and the children of Charles N. Mathewson, a former director of FelCor. The interests of Mr. Corcoran and Mr. Mathewson were in direct conflict with our interests in these negotiations and, accordingly, they abstained from participation in our board of directors' discussion and vote on this matter.

18. Commitments and Related Party Transactions — (continued)

We shared the executive offices and certain employees with FelCor, Inc. (controlled by Thomas J. Corcoran, Jr., President and CEO), and it paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. Any such allocation of shared expenses must be approved by a majority of our independent directors. FelCor, Inc. had a 10% ownership interest in one hotel and limited other investments. FelCor, Inc. paid $46,000, $50,000 and $45,000 for shared office costs in 2003, 2002 and 2001, respectively.

Effective January 1, 2001, completed the acquisition of leases with respect to 12 hotels that had been leased to and operated by IHG. In consideration for the acquisition of such leases and termination of the related management agreements, we issued 413,585 shares of our common stock, valued at approximately $10 million, to IHG. We acquired the remaining leases held by IHG, effective July 1, 2001. We contributed these leases to our TRSs. In consideration for these 88 leases, we issued 100 shares of our common stock and caused our subsidiaries to agree to new long-term management agreements with subsidiaries of IHG to manage these hotels. The acquisition of the leases held by IHG involved negotiations between us and IHG. Richard C. North, a director of FelCor, was the Group Finance Director of IHG. IHG, through its affiliates, owns approximately 17% of our outstanding shares and units. The interest of IHG in those negotiations was in direct conflict with our interests. Mr. North abstained from participating in any discussion or vote by our board relating to these transactions.

Following the events of September 11, 2001, certain types of insurance coverage, such as for acts of terrorism, were only available at a high cost. In an effort to keep our cost of insurance within reasonable limits, we have only purchased terrorism insurance for those hotels that are secured by mortgage debt, as required by our lenders. Our terrorism insurance has per occurrence and aggregate limits of $50 million. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 68 of our hotels; the remainder of our hotels participate in general liability programs of our managers, with no deductible. Due to the increase in our general liability deductible for the 68 hotels, we maintain reserves to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. At December 31, 2003 and 2002, our reserve for this self-insured portion of general liability claims was $4.2 million and $2.3 million, respectively. Our property program has a $100,000 all risk deductible, a deductible of 2% of insured value for named windstorm and a deductible of 5% of insured value for California quake. No reserves have been established as of December 31, 2003, for these property deductibles, as no related losses are estimated to have been incurred. Should such uninsured or not fully insured losses be substantial, they could have a material adverse impact on our operating results and cash flows.

We lease the San Francisco Holiday Inn Select Downtown & Spa hotel under a lease that expires at the end of 2004. In May 2003, the lessor asserted that we were in default of our obligations for maintenance, repair and replacement under the lease, and asserted that the cost of correcting the-alleged deficiencies was approximately $13.9 million. The lessor subsequently asserted that we were also in default of our capital expenditure obligations under the lease in the approximate amount of $3 million. In October 2003, we reached a partial settlement with the lessor, pursuant to which we paid the lessor $296,000 in full satisfaction and discharge of certain maintenance obligations that the lessor had valued in its original claim at $470,300. We continued to make routine repairs and expend previously approved capital on the hotel and, in December 2003, entered into a tolling agreement and letter of intent, pursuant to which the parties expressed their intent to seek to resolve the disputes between them, terminate the lease and transfer the hotel to the lessor, and established a process for negotiation and, if necessary, mediation and arbitration of the disputes. Following the completion of our

18. Commitments and Related Party Transactions — (continued)

evaluation of the remainder of the lessor's claims, we engaged in negotiations with the lessor and, in February 2004, reached a settlement, currently subject to the execution of definitive documentation and the approval of the parties' respective boards of directors or governing bodies. Under the terms of the settlement, we agreed to pay the lessor $5 million (representing an estimated $1.2 million in rent for the last half of 2004 and approximately $3.8 million for repair, maintenance and capital issues, of which approximately $0.8 million was accrued at December 31, 2003, for specifically identified capital items) and transfer our interest in the hotel to the lessor as of June 30, 2004, in exchange for which we will be relieved of the obligation to make any capital improvements to the hotel which are not specifically agreed to and, will receive a full release of all known and unknown claims and further obligations to the lessor. In addition, we are seeking a release of any termination liability to IHG under their management agreement with respect to this hotel upon its termination.

There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us.

Our hotels are operated under various management agreements that call for base management fees, which range from 2% to 7% of hotel room revenue and generally have an incentive provision related to the hotel's profitability. In addition, the management agreements generally require us to invest approximately 3% to 4% of revenues in capital maintenance. The management agreements have terms from 10 to 20 years and generally have renewal options.

With the exception of 95 hotels whose rights to use a brand name are contained in the management agreement governing their operations, and seven of our hotels that do not operate under a nationally recognized brand name, each of our hotels operates under a franchise or license agreement. Typically, our franchise or license agreements provide for a royalty fee of 4% of room revenues to be paid to the franchisor.

In the event we breach one of our Embassy Suites Hotels franchise license agreements, in addition to losing the right to use the Embassy Suites Hotels name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

19. Supplemental Cash Flow Disclosure

At December 31, 2003, approximately $6 million of aggregate preferred stock dividends had been declared for payment in January 2004. At December 31, 2002, and 2001 approximately $15 million and $8 million, respectively, of aggregate preferred stock dividends, common stock and FelCor LP unit distributions had been declared for payment in the following January.

In 2003 we allocated $2.3 million of minority interest to additional paid in capital due to the exchange of 256,118 units for common stock.

As the result of IHG's 2002 exchange of 5,713,185 units for common stock, we allocated $72.5 million of minority interest to additional paid in capital. In 2001 we allocated $5 million to minority interest from additional paid in capital related to the issuance of 416,667 units for the acquisition of DJONT.

20. Stock Based Compensation Plans

We sponsor four restricted stock and stock option plans, or the FelCor Plans. In addition, upon completion of the merger with Bristol in 1998, we assumed two stock option plans previously sponsored by Bristol, or the Bristol Plans. We were initially obligated to issue up to 1,271,103 shares of our common stock pursuant to the Bristol Plans. No additional options may be awarded under the Bristol Plans. The FelCor Plans and the Bristol Plans are referred to collectively as the Plans.

We are authorized to issue 3,700,000 shares of common stock under the FelCor Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All options have 10-year contractual terms and vest either over five equal annual installments (20% per year), beginning in the year following the date of grant or 100% at the end of a four-year vesting term. Under the FelCor Plans, there were approximately 1,064,407 shares available for grant at December 31, 2003.

The options outstanding under the Bristol Plans generally vest either in four equal annual installments (25% per year) beginning in the second year following the original date of award, in five equal annual installments (20% per year) beginning in the year following the original date of award, or on a single date that is three to five years following the original date of the award. Options covering 93,126 shares were outstanding under the Bristol Plans at December 31, 2003.

Stock Options

A summary of the status of our non-qualified stock options under the Plans as of December 31, 2003, 2002 and 2001, and the changes during these years are presented in the following tables:

	2003		2002		2001	
	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	1,977,474	$22.85	2,041,212	$22.85	1,900,780	$23.33
Granted					300,000	$17.94
Exercised					(48,806)	$10.33
Forfeited	(79,286)	$22.15	(63,738)	$22.82	(110,762)	$23.33
Outstanding at end of year	1,898,188	$22.88	1,977,474	$22.85	2,041,212	$22.85
Exercisable at end of year	1,651,238	$23.71	1,641,944	$23.75	1,546,913	$23.84

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Wgtd. Avg. Remaining Life	Wgtd Avg. Exercise Price	Number Exercisable at 12/31/03	Wgtd. Avg. Exercise Price
$15.62 to $22.56	1,534,888	4.40	$21.06	1,287,938	$18.26
$24.18 to $36.12	298,300	2.63	$29.34	298,300	$29.34
$36.63	65,000	3.48	$36.63	65,000	$36.63
$15.62 to $36.63	1,898,188	4.09	$22.90	1,651,238	$23.71

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000 when options were granted: dividend yield of 12.44% to 11.28%; risk free interest rates are different for each grant and range from 4.33% to 6.58%; the expected lives of options are six years; and volatility of 21.04% for 2001 grants and 18.22% for 2000 grants. The weighted average fair value of options granted during 2001, was $0.85 per share. We issued no stock options in 2003 and 2002.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

20. Stock Based Compensation Plans — (continued)

Restricted Stock

A summary of the status of our restricted stock grants as of December 31, 2003, 2002, and 2001, and the changes during these years are presented below:

	2003		2002		2001	
	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of the year	633,281	$23.73	570,575	$24.40	367,575	$25.01
Granted[(a)]:						
With immediate vesting[(b)]	27,400	$10.98	19,100	$17.55	14,300	$23.74
With 5-year pro rata vesting	70,350	$10.98	43,606	$17.71	214,000	$22.89
Forfeited	—		—		(25,300)	$20.23
Outstanding at end of year	731,031	$22.03	633,281	$23.73	570,575	$24.40
Vested at end of year	431,150	$21.49	316,715	$21.78	215,795	$24.09

(a) All shares granted are issued out of treasury except for 6,900, 4,100, and 2,700 of the restricted shares issued to directors during the years ended December 31, 2003, 2002, and 2001, respectively.

(b) Shares awarded to directors.

21. Employee Benefits

We offer a 401(k) plan, health insurance benefits and a deferred compensation plan to our employees. Our matching contribution to our 401(k) plan was $0.6 million, $0.5 million, and $0.5 million and the cost of health insurance benefits were $0.6 million, $0.6 million, and $0.5 million during the years ended December 31, 2003, 2002 and 2001, respectively. The deferred compensation plan we offer is available only to directors and qualifying senior officers. We make no matching or other contributions to the deferred compensation plan, other than the payment of its operating and administrative expenses.

The employees at our hotels are employees of the respective management companies. Under the management agreements, we reimburse the management companies for the compensation and benefits related to the employees who work at our hotels. We are not, however, the sponsors of their employee benefit plans and have no obligation to fund these plans.

22. Segment Information

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one operating segment.

22. Segment Information — (continued)

The following table sets forth revenues for continuing operations, and investment in hotel assets represented by, the following geographical areas as of and for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	Revenue[a]			Investment in Hotel Assets		
	2003	2002	2001	2003	2002	2001
California	$ 199,088	$ 207,094	$ 195,376	$ 677,381	$ 689,761	$ 689,791
Texas	208,516	216,252	189,874	766,134	839,192	867,263
Florida	132,963	133,995	130,402	515,640	547,627	540,155
Georgia	94,636	96,862	87,818	359,004	320,890	318,268
Other states	543,373	565,992	519,565	1,615,529	1,780,837	1,793,950
Canada	21,285	21,990	15,290	56,276	77,311	74,771
Total	$1,199,861	$1,242,185	$1,138,325	$3,989,964	$4,255,618	$4,284,198

(a) Prior to January 1, 2001, all of the revenues that we derived from hotel assets consisted of percentage lease revenue. Effective January 1, 2001, we acquired 96 hotel leases and effective July 1, 2001, we acquired the remaining 88 hotel leases. Upon acquisition of these leases, our revenue derived from hotel assets became hotel operating revenues, including room revenues, food and beverage revenue and other hotel operating revenue.

23. Recently Issued Statements of Financial Accounting Standards

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred for an indefinite period certain provisions of SFAS 150 relating to the classification and measurement of mandatorily redeemable non-controlling interests. We believe we do not have any such interests. The implementation of the remaining effective provisions of SFAS 150 did not impact our financial condition, results of operation or liquidity.

FASB Interpretation, or FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" was issued in January 2003. In December 2003, FASB issued FIN No. 46R which replaced FIN 46 and clarified Accounting Research Bulletin 51. This interpretation provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, non-controlling interests and results of operations of a variable interest entity should be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that will absorb a majority of the variable interest entity's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. The recognition and measurement provisions of this FIN apply immediately to variable interest entities created after January 31, 2003, and apply to the first interim or annual period ending after December 15, 2003, for entities acquired before February 1, 2003 (as deferred by FASB Staff Position No. FIN 46-6). This FIN requires the consolidation of results of variable interest entities in which we are the primary beneficiary. As of December 31, 2003, we did not own an interest in a variable interest entity that met the consolidation requirements and, as such, the adoption of FIN No. 46 did not have a material effect on our financial condition, results of operations, or liquidity. Interests in entities acquired or created after December 31, 2003 will be evaluated based on FIN No. 46R criteria and consolidated, if required.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

24. Quarterly Operating Results (unaudited)

Our unaudited consolidated quarterly operating data for the years ended December 31, 2003 and 2002, follows (in thousands, except per share data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity and cash flows for a period of several years.

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 289,109	$ 310,130	$ 308,739	$ 291,883
Net loss from continuing operations	$ (22,807)	$ (13,322)	$(114,699)	$(146,120)
Discontinued operations	$ 1,716	$ (6,881)	$ (11,218)	$ 3,187
Net loss[(a)]	$ (21,091)	$ (20,203)	$(125,917)	$(142,933)
Net loss applicable to common stockholders	$ (27,817)	$ (26,931)	$(132,644)	$(149,660)
Comprehensive loss	$ (16,272)	$ (13,987)	$(126,098)	$(144,210)
Diluted per common share data:				
Net loss from continuing operations	$ (0.51)	$ (0.34)	$ (2.07)	$ (2.60)
Discontinued operations	$ 0.03	$ (0.12)	$ (0.19)	$ 0.05
Net loss	$ (0.48)	$ (0.46)	$ (2.26)	$ (2.55)
Weighted average common shares outstanding	58,532	58,591	58,690	58,801

(a) The second, third, and fourth quarters net loss include impairment charges of $7.8 million, $112.7 million and $125.0 million, respectively.

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 306,177	$ 331,692	$ 312,330	$ 291,986
Net income (loss) from continuing operations	$ (6,748)	$ 11,434	$ (8,077)	$(107,998)
Discontinued operations	$ 602	$ 1,568	$ 996	$ (70,358)
Net income (loss)[(a)]	$ (6,146)	$ 13,002	$ (7,081)	$(178,356)
Net income (loss) applicable to common stockholders	$ (12,296)	$ 6,314	$ (13,808)	$(185,083)
Comprehensive income (loss)	$ (5,565)	$ 15,261	$ (4,319)	$(183,681)
Diluted per common share data:				
Net income (loss) from continuing operations	$ (0.24)	$ 0.09	$ (0.28)	$ (1.96)
Discontinued operations	$ 0.01	$ 0.03	$ 0.02	$ (1.21)
Net income (loss)	$ (0.23)	$ 0.12	$ (0.26)	$ (3.17)
Weighted average common shares outstanding	52,717	53,093	52,729	58,450

(a) The fourth quarter net loss includes an impairment charge of $157.5 million.

In accordance with SFAS 144, amounts previously reported in continuing operations have been reclassified to discontinued operations upon sale of hotels or the designation of hotels as "held for sale" in subsequent periods.

NALD J. McNAMARA
hairman of the Board
Hotel
he Homestead Group

RICHARD O. JACOBSON
Chairman of the Board
acobson Warehouse
Company, Inc.

RICHARD C. NORTH
Chief Executive Officer
InterContinental Hotels Group

MAS J. CORCORAN, JR.
resident and
ief Executive Officer
Lodging Trust Incorporated

CHARLES A. LEDSINGER, JR.
President and
Chief Executive Officer
Choice Hotels International

MICHAEL D. ROSE
Chairman
Gaylord Entertainment Company

LINDA J. BUSH, C.H.A.
hairman and
ief Executive Officer
W Holdings, LLC

ROBERT H. LUTZ
President
RL Investments

OBERT A. MATHEWSON
President
RGC, Inc.

CHARD S. ELLWOOD
esident
Ellwood and Co., Incorporated

Chairman Emeritus

OMAS J. CORCORAN, JR.
esident and
ief Executive Officer

MICHAEL A. DeNICOLA
xecutive Vice President and
ief Investment Officer

K ESLICK
enior Vice President
nd Director of Asset
anagement

C. McCUTCHEN
enior Vice President
nd Director of
esign and Construction

CHARD J. O'BRIEN
xecutive Vice President and
hief Financial Officer

AWRENCE D. ROBINSON
xecutive Vice President,
eneral Counsel
nd Secretary

MARSHA L. BONNER
Vice President of
Risk Management

ANNE DARNABY-FARRAR
Vice President of Design
and Construction

JOEL M. EASTMAN
Vice President and
Senior Real Estate Counsel

RA FELDMAN
Vice President of
Asset Management

LINDA D. GHAFFARI
ce President of
Asset Management

MICHELLE K. HAYES
ce President of
Asset Management

MONICA L. HILDEBRAND
Vice President of Marketing
nd Communications

MICHAEL L. HUNTER
Vice President
of Property Taxes

LESTER C. JOHNSON
Senior Vice President
and Controller

BARBARA J. LACY
Vice President and Director
of Mischief and Other Stuff

JACK MARRACCINI
Vice President of
Engineering

KATHRYN B. MASHBURN
Vice President of
Acquisitions

DANIEL M. MILLER
Vice President of
Capital Transactions

LARRY J. MUNDY
Senior Vice President,
Director of Administration
Business Initiatives
Assistant General
unsel

CHARLES N. NYE
Vice President
and Associate
General Counsel

STEPHEN A. SCHAFER
Vice President of
Investor Relations

JEFFREY D. SYMES
Vice President and
ssistant Controller

TIM VAN ALLEN
Vice President of
Asset Management

ANDREW J. WELCH
Senior Vice President
and Treasurer

THOMAS L. WIESE
Vice President of
Financial Planning
and Analysis



[illegible]Cor Lodging Trust Incorporated

[illegible] East John Carpenter Freeway, Suite 1500
[illegible] Texas 75062-3933

[illegible] 2900 fax: 972-444-4949
[illegible] information@felcor.com